As filed with Securities and Exchange Commission on December 9, 2004

                                                            File Nos. 333-118218
                                                                       811-08369


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]


   Pre-Effective Amendment No. 1                                             [_]


   Post-Effective Amendment No. ___                                          [_]

                                     and/or


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [_]

   Amendment No. 1                                                           [X]



                        FS VARIABLE ANNUITY ACCOUNT FIVE
                           (Exact Name of Registrant)

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                733 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
              (Address of Depositor's Principal Offices) (Zip Code)

                Depositor's Telephone Number, including Area Code
                                 (800) 996-9786

                            CHRISTINE A. NIXON, ESQ.
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                        C/O AIG RETIREMENT SERVICES, INC.
                               1 SunAmerica Center
                       Los Angeles, California 90067-6022
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered:   Flexible Payment Deferred Annuity
Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                        FS VARIABLE ANNUITY ACCOUNT FIVE

                              Cross Reference Sheet

                               PART A - PROSPECTUS

    Item Number in Form N-4                                Caption
    -----------------------                                -------
1.  Cover Page                                Cover Page

2.  Definitions                               Glossary

3.  Synopsis                                  Highlights; Fee Tables; Examples

4.  Condensed Financial Information           Not available at this time

5.  General Description of Registrant,        Description of the Company, the
    Depositor and Portfolio Companies         Separate Account and the General
                                              Account; Variable Portfolio
                                              Options; Fixed Account Options

6.  Deductions                                Separate Account Charges

7.  General Description of Variable Annuity   Description of the Contracts;
    Contracts                                 Purchases, Withdrawals and
                                              Contract Value

8.  Annuity Period                            Income Phase

9.  Death Benefit                             Description of the Contracts;
                                              Income Period

10. Purchases and Contract Value              Purchases, Withdrawals and
                                              Contract Value

11. Redemptions                               Access To Your Money

12. Taxes                                     Taxes

13. Legal Proceedings                         Other Information
                                              Legal Proceedings

14. Table of Contents of Statement of         Additional Information About the
    Additional Information                    Separate Account

                  PART B - STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

Item Number in Form N-4                          Caption
-----------------------                          -------

15. Cover Page ............................ Cover Page

16. Table of Contents ..................... Table of Contents

17. General Information and History ....... The Variable Annuity (P);
                                            Separate Account; General
                                            Account; Investment Options (P);
                                            Other Information

18. Services .............................. Other Information (P)

19. Purchase of Securities Being Offered .. Purchasing the Variable
                                            Annuity Contract (P)

20. Underwriters .......................... Distribution of Contracts

21. Calculation of Performance Data ....... Performance Data

22. Annuity Payments ...................... Income Options (P);
                                            Income Payments;
                                            Annuity Unit Values

23. Financial Statements .................. Depositor: Other
                                            Information - Financial
                                            Statements; Registrant:
                                            Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

[LOGO] Seasons
Triple Elite
A new way to
look at money/TM/
                                  PROSPECTUS

                               December 20, 2004


                  ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                                   issued by
                       FS VARIABLE ANNUITY ACCOUNT FIVE
                                      and
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY


The annuity contract has a variety of investment choices -- fixed investment options which offer interest rates guaranteed by First SunAmerica Life Insurance Company for different periods of time, and Variable Portfolios:


   SELECT PORTFOLIOS       FOCUSED PORTFOLIOS                      SEASONS STRATEGIES
    Large Cap Growth          Focus Growth                           Growth Strategy
  Large Cap Composite    Focus Growth and Income  (which invests in Stock Portfolio, Asset Allocation:
    Large Cap Value            Focus Value        Diversified Growth Portfolio and Multi-Managed Growth
     Mid Cap Growth           Focus TechNet                            Portfolio)
     Mid Cap Value                                              Moderate Growth Strategy
       Small Cap                                  (which invests in Stock Portfolio, Asset Allocation:
  International Equity                           Diversified Growth Portfolio and Multi-Managed Moderate
Diversified Fixed Income                                            Growth Portfolio)
    Cash Management                                             Balanced Growth Portfolio
                                                  (which invests in Stock Portfolio, Asset Allocation:
                                                 Diversified Growth Portfolio and Multi-Managed Income/
                                                                    Equity Portfolio)
                                                              Conservative Growth Strategy
                                                  (which invests in Stock Portfolio, Asset Allocation:
                                                     Diversified Growth Portfolio and Multi-Managed
                                                                    Income Portfolio)

              all of which invest in the underlying portfolios of
                             Seasons Series Trust
                             which is managed by:

          SELECT PORTFOLIOS              FOCUSED PORTFOLIOS               SEASONS STRATEGIES
     AIG Global Investment Corp.        AIG SunAmerica Asset     AIG SunAmerica Asset Management Corp.
AIG SunAmerica Asset Management Corp.     Management Corp.           Janus Capital Management LLC.
Goldman Sachs Asset Management, L.P.      American Century       Putnam Investment Management, L.L.C.
Goldman Sachs Asset Management Int'l   Investment Management,       T. Rowe Price Associates, Inc.
    Janus Capital Management LLC.               Inc.              Wellington Management Company, LLP.
       Lord Abbett & Co. LLC.                BAMCO, Inc.
   T. Rowe Price Associates, Inc.      RCM Capital Management,
 Wellington Management Company, LLP.             LLC
                                       Fred Alger Management,
                                                Inc.
                                       Harris Associates L.P.
                                       J.P. Morgan Investment
                                           Management Inc.
                                           Marsico Capital
                                          Management, LLC.
                                       Salomon Brothers Asset
                                           Management Inc.
                                       Third Avenue Management
                                                LLC.
                                        Thornburg Investment
                                          Management, Inc.

You can put your money into any one or all of the Variable Portfolios and/or fixed investment options.

Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the Seasons Triple Elite Variable Annuity.


To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated December 20, 2004. The SAI has been filed with the Securities and Exchange Commission ("SEC") and can be considered part of this prospectus.


The table of contents of the SAI appears below in this prospectus. For a free copy of the SAI, call us at 800/99NY-SUN or write Our Annuity Service Center at, P.O. Box 54299, Los Angeles, California 90054-0299.

A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.

Annuities involve risk, including possible loss of principal, and are not a deposit or obligation of, or guaranteed or endorsed by, any bank. They are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Glossary..............................................................................   3
Highlights............................................................................   4
Fee Tables............................................................................   5
   Maximum Owner Transaction Expenses.................................................   5
   Transfer Fee.......................................................................   5
   Contract Maintenance Fee...........................................................   5
   Separate Account Annual Expenses...................................................   5
     Mortality and Expense Risk Fees..................................................   5
     Distribution Expense Charge......................................................   5
     Optional Maximum Anniversary Value Death Benefit.................................   5
   Additional Optional Feature Fees...................................................   5
     Optional Seasons Income Rewards..................................................   5
     Optional Seasons Promise Fee.....................................................   5
   Portfolio Expenses.................................................................   5
Maximum And Minimum Expense Examples..................................................   6
The Seasons Triple Elite Variable Annuity.............................................   7
Purchasing a Seasons Triple Elite Variable Annuity....................................   8
   Allocation of Purchase Payments....................................................   8
   Accumulation Units.................................................................   9
   Free Look..........................................................................   9
   Exchange Offers....................................................................   9
Investment Options....................................................................   9
   Variable Portfolios................................................................  10
     The Select and Focused Portfolios................................................  10
     Portfolio Operation..............................................................  11
     The Seasons Strategies...........................................................  11
     Seasons Strategy Rebalancing.....................................................  11
   Fixed Investment Options...........................................................  13
   Dollar Cost Averaging Fixed Accounts...............................................  13
   Transfers During the Accumulation Phase............................................  14
   Dollar Cost Averaging Program......................................................  15
   Automatic Asset Rebalancing Program................................................  16
   Return Plus Program................................................................  16
   Voting Rights......................................................................  16
   Substitution.......................................................................  16
Access to Your Money..................................................................  16
   Free Withdrawal Provision..........................................................  17
   Systematic Withdrawal Program......................................................  18
   Minimum Contract Value.............................................................  18
   Qualified Contract Owners..........................................................  19
Optional Living Benefits..............................................................  19
   Seasons Income Rewards Feature.....................................................  19
   Seasons Promise Feature............................................................  22
Death Benefit.........................................................................  24
   General Information About Death Benefits...........................................  24
   Extended Legacy Program and Beneficiary Continuation Options.......................  25
   Defined Terms......................................................................  25
   Death Benefit Options..............................................................  26
   Standard Death Benefit.............................................................  26
   Optional Maximum Anniversary Value Option..........................................  26
   Spousal Continuation...............................................................  27
Expenses..............................................................................  27
   Separate Account Charges...........................................................  27
   Withdrawal Charges.................................................................  28
   Investment Charges.................................................................  28
   Contract Maintenance Fee...........................................................  28
   Transfer Fee.......................................................................  28
   Optional Seasons Income Rewards Fee................................................  29
   Optional Seasons Promise Fee.......................................................  29
   Optional Maximum Anniversary Value Death Benefit Fee...............................  29
   Income Taxes.......................................................................  29
   Reduction or Elimination of Charges and Expenses, and Additional Amounts Credited..  29
Income Options........................................................................  30
   Annuity Date.......................................................................  30
   Income Options.....................................................................  30
   Allocation of Annuity Payments.....................................................  31
   Transfers During the Income Phase..................................................  31
   Deferment of Payments..............................................................  32
Taxes.................................................................................  32
   Annuity Contracts in General.......................................................  32
   Tax Treatment of Distributions -- Non-Qualified Contracts..........................  32
   Tax Treatment of Distributions -- Qualified Contracts..............................  33
   Minimum Distributions..............................................................  33
   Tax Treatment of Death Benefits....................................................  34
   Contracts Owned by a Trust or Corporation..........................................  34
   Gifts, Pledges and/or Assignments of a Non-Qualified Contract......................  34
   Diversification and Investor Control...............................................  35
Performance...........................................................................  35
Other Information.....................................................................  35
   First SunAmerica...................................................................  35
   The Separate Account...............................................................  35
   The General Account................................................................  36
   Payments in Connection with Distribution of the Contract...........................  36
   Administration.....................................................................  37
   Legal Proceedings..................................................................  37
   Ownership..........................................................................  37
Table of Contents of Statement of Additional Information..............................  38
Appendix A--Death Benefits Following Spousal Continuation............................. A-1
Appendix B--Seasons Income Rewards Examples........................................... B-1

GLOSSARY


We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we define them in this glossary.


Accumulation Phase--The period during which you invest money in your contract.


Accumulation Units--A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.



Annuitant(s)--The person(s) on whose life (lives) we base annuity payments.


Annuity Date--The date on which annuity payments are to begin, as selected by you.


Annuity Units--A measurement we use to calculate the amount of annuity payments you receive from the variable portion of your contract during the Income Phase.


Beneficiary(ies)--The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.


Company--Refers to First SunAmerica Life Insurance Company, the insurer that issues this contract. The term "we," "us," "our" and "First SunAmerica Life" are also used to identify the Company.



Income Phase--The period during which we make annuity payments to you.


IRS--The Internal Revenue Service.

Latest Annuity Date--Your 95th birthday or 10th contract anniversary whichever is later.

Non-qualified (contract)--A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").


Purchase Payments--The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.


Qualified (contract)--A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").


Variable Portfolio(s)--Refers collectively to the Select Portfolios, Focused Portfolios and/or Seasons Strategies. The Variable Portfolios invest in the underlying funds of Seasons Series Trust.

HIGHLIGHTS
  ------------------------------------------------------------------------------


The Seasons Triple Elite Variable Annuity is a contract between you and First SunAmerica Life Insurance Company ( The "Company") . It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in the Select Portfolios, Focused Portfolios and/or pre-allocated Seasons Strategies ("Variable Portfolios") and fixed account options. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.


Free Look: You may cancel your contract within 10 days after receiving it (or within 60 days for replacement contracts), we will cancel the contract without charging a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. See PURCHASING A SEASONS TRIPLE ELITE VARIABLE ANNUITY in the prospectus.


Expenses: There are fees and charges associated with the contract. Each year, we deduct a $30 contract maintenance fee from your contract, which is currently waived for contracts of $50,000 or more. We also deduct insurance charges, which equal 1.55% annually of the average daily value of your contract allocated to the Variable Portfolios. These are investment charges on amounts invested in the Variable Portfolios. If you elect optional features available under the contract we may charge additional fees for these features. A separate withdrawal charge schedule applies to each Purchase Payment. The amount of the withdrawal charge declines over time. After a Purchase Payment has been in the contract for three complete years, withdrawal charges no longer apply to that Purchase Payment. See the FEE TABLE, PURCHASING A SEASONS TRIPLE ELITE VARIABLE ANNUITY and EXPENSES in the prospectus.


Access to Your Money: You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income tax on earnings and untaxed contributions when you withdraw them. Payment received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. See ACCESS TO YOUR MONEY and TAXES in the prospectus.


Death Benefits: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. An optional enhanced death benefit is also available. See DEATH BENEFITS in the prospectus.


Income Options: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different options, including an option for income that you cannot outlive. See INCOME OPTIONS in the prospectus.

Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.


Inquiries: If you have questions about your contract call your financial representative or contact our Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone Number: (800) 99NY-SUN.



The Company offers several different variable annuity products to meet the diverse needs of our investors. Each product may provide different features and benefits offered at different fees, charges and expenses. When working with your financial advisor to determine the best product to meet your needs you should consider, among other things, whether the features of this contract and the related fees provide the most appropriate package to help meet your long-term retirement savings goals.


Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.

                                  FEE TABLES
  ------------------------------------------------------------------------------
The following describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment options.

MAXIMUM OWNER TRANSACTION EXPENSES

                                 MAXIMUM WITHDRAWAL CHARGES
                                 (as a percentage of each Purchase Payment)/1/..... 7%

TRANSFER FEE

$25 per transfer after the first 15 transfers in any contract year.


The following describes the fees and expenses that you may pay periodically during the time that you own the contract, not including underlying portfolio fees and expenses which are outlined in the next section.


CONTRACT MAINTENANCE FEE/2/-- $30




SEPARATE ACCOUNT ANNUAL EXPENSES
(deducted daily as a percentage of your average daily net asset value)


         Mortality and Expense Risk Fees........................ 1.40%
         Distribution Expense Fee............................... 0.15%
         Optional Maximum Anniversary Value Death Benefit Fee/3/ 0.20%
                                                                 -----
         Total Separate Account Annual Expenses................. 1.75%


ADDITIONAL OPTIONAL FEATURE FEES
You may elect either the Seasons Income Rewards or Seasons Promise feature described below.


Optional Seasons Income Rewards Fee/4/

(calculated as a percentage of your Purchase Payments received in the first 90 days less withdrawals)

                                                            Annualized
          Contract Year                                      Charge//
          -------------                                     ----------
         0-7...............................................   0.65%
         8+................................................   0.45%


Optional Seasons Promise Fee/5/

(calculated as a percentage of your contract value minus Purchase Payments received after the 90th day since you purchased your contract)

                                                            Annualized
         Contract Year                                        Charge
         -------------                                      ----------
         0-5...............................................   0.65%
         6-10..............................................   0.45%
         11+...............................................    none

The next item shows the minimum and maximum total operating expenses charged by the underlying portfolios of the Trust before any waivers or reimbursements that you may pay periodically during the time you own the contract. More detail concerning the Trust's fees and expenses is contained in the prospectus for each of the Trust. Please read them carefully before investing.

PORTFOLIO EXPENSES




             Total Annual Trust Operating Expenses Minimum Maximum
             ------------------------------------- ------- -------
             (expenses that are deducted from
             underlying portfolios of the Trusts,
             including management fees, other
             expenses and 12b-1 fees if
             applicable)..........................  1.02%   2.27%

----------
Footnotes to the Fee Table:

/1/ Withdrawal Charge Schedule as a percentage of each Purchase Payment) declines over 3 years as follows:




                    Years                        1   2   3  4+
                                                7%  6%  5%  0%

/2/ The contract maintenance fee is waived if contract value is $50,000 or more.


/3/Maximum Anniversary Value is an optional enhanced death benefit, and if elected, the fee is an annualized charge that is deducted daily from your contract value.


/4/The Seasons Income Rewards feature is an optional guaranteed minimum withdrawal benefit. The fee is deducted from your contract at the end of the first quarter following election and quarterly thereafter.


/5/The Seasons Promise feature is an optional guaranteed minimum accumulation benefit. The fee is deducted from your contract value at the end of the first contract quarter and quarterly thereafter.

                     MAXIMUM AND MINIMUM EXPENSE EXAMPLES
  ------------------------------------------------------------------------------



These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, contract maintenance fees, separate account annual expense, fees for optional features and expenses for the underlying portfolios of the Trusts.

The Examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; that the maximum and minimum fees and expenses of the underlying portfolios of the Trust are reflected. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES

(assuming maximum separate account annual expenses of 1.75%, including the optional Maximum Anniversary Value death benefit and investment in an underlying portfolio with total expenses of 2.27%)



(1) If you surrender your contract at the end of the applicable time period and you elect the optional Maximum Anniversary Value death benefit and Seasons Income Rewards feature (0.65% Years 0-7, 0.45% Years 8+) features:



                               1 Year 3 Years
                               ------ -------
                               $1,172 $1,921


(2) If you annuitize your contract at the end of the applicable time period:


                               1 Year 3 Years
                               ------ -------
                                $384  $1,166



(3) If you do not surrender your contract and you elect the optional Maximum Anniversary Value death benefit and Seasons Income Rewards feature (0.65% Years 0-7, 0.45% Years 8+) features:



                               1 Year 3 Years
                               ------ -------
                                $472  $1,421


MINIMUM EXPENSE EXAMPLES

(assuming minimum separate account annual expenses of 1.55% and investment in an underlying portfolio with total expenses of 1.02%)


(1) If you surrender your contract at the end of the applicable time period and you do not elect any optional features:


                               1 Year 3 Years
                               ------ -------
                                $965  $1,313


(2) If you annuitize your contract at the end of the applicable time period:


                               1 Year 3 Years
                               ------ -------
                                $260   $799


(3) If you do not surrender your contract and do not elect any optional features:


                               1 Year 3 Years
                               ------ -------
                                $265   $813

                    Explanation of Fee Tables and Examples


1. The purpose of the Fee Tables is to show you the various expenses you will incur directly and indirectly by investing in the contract. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and waived for contract values over $50,000. Additional information on the portfolio company fees can be found in the Trust prospectus located behind this prospectus.

2. In addition to the stated assumptions, the Examples also assume separate account charges as indicated and that no transfer fees were imposed.

3. Examples reflecting application of optional features and benefits use the highest fees and charges at which those features are being offered. If you elected the Seasons Promise feature, instead of the Seasons Income Rewards feature, your expenses would be lower than those shown in these tables. The fee for Seasons Income Rewards and Seasons Promise features are not calculated as a percentage of your daily net asset value but on other calculations more fully described in the prospectus.

4. These Examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

 Condensed financials are not yet available as sales of this product have only recently begun.

THE SEASONS TRIPLE ELITE VARIABLE ANNUITY
  ------------------------------------------------------------------------------

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

   . Tax Deferral: You do not pay taxes on your earnings from the annuity until you withdraw them.

   . Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

   . Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawn. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial representative.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making payments to you out of the money accumulated in your contract.

The contract is called a "variable" annuity because it allows you to invest in variable investment portfolios which we call Variable Portfolios. The Variable Portfolios are similar to mutual funds, in that they have specific investment objectives and their performance varies. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

The contract also may offer several fixed account options for varying time periods. Fixed account options earn interest at a rate set and guaranteed by First SunAmerica. If available and you allocate money to the fixed account options, the amount of money that accumulates in your contract depends on the total interest credited to the particular fixed account option(s) in which you are invested.

For more information on Variable Portfolios and fixed account options available under this contract, see INVESTMENT OPTIONS below.

First SunAmerica issues the Seasons Triple Elite Variable Annuity. When you purchase a Seasons Triple Elite Variable Annuity, a contract exists between you and First SunAmerica. The Company is a stock life insurance company organized under the laws of the state of New York. Its principal place of business is 733 Third Avenue, New York, New York 10017. The Company conducts life insurance and annuity business in the state of New York. First SunAmerica is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation.

This annuity is designed for investors whose personal circumstances allow for a long-term investment time horizon, to assist in contributing to retirement savings. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Additionally, this contract provides that you will be charged a withdrawal charge on each Purchase Payment withdrawn if that Purchase Payment has not been invested in this contract for at least 3 years. Because of the potential penalty, you should fully discuss all of the benefits and risks of this contract with your financial adviser prior to purchase.

PURCHASING A SEASONS TRIPLE ELITE
VARIABLE ANNUITY
  ------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

This chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes.

                                              Minimum
                                             Subsequent   Minimum Subsequent
                            Minimum Initial   Purchase    Purchase Payment--
                            Purchase Payment Payment--  Automatic Payment Plan
                            ---------------- ---------- ----------------------
  Qualified                     $ 2,000         $250             $100
  Non-qualified                 $10,000         $500             $100

We reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,000,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. Subsequent Purchase Payments that would cause total Purchase Payments in all contracts issued by First SunAmerica or its affiliates to the same owner to exceed these limits may also be subject to Company pre-approval. We reserve the right to change the amount at which pre-approval is required, at any time. For any contracts subject to these dollar amount reservations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon by you and the Company prior to purchasing the contract. Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We will not issue a contract to anyone age 86 or older on the contract issue date and we will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless they certify to us that the minimum distribution required by the federal tax code is being made.


We allow spouses to jointly own this contract. However, the age of the older spouse is used to determine the availability of any age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefit.

You may assign this contract before beginning the Income Phase by sending us a written request for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We reserve the right to not recognize assignments if it changes the risk profile of the owner of the contract, as determined in our sole discretion. Please see the Statement of Additional Information for details on the tax consequences of an assignment.

Allocation of Purchase Payments

We invest your Purchase Payments in the fixed accounts and/or Variable Portfolios according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your last allocation instructions. Purchase Payments are applied to your contract based upon the value of the variable investment option next determined after receipt of your money. See INVESTMENT OPTIONS below.

In order to issue your contract, we must receive your completed application and/or Purchase Payment allocation instructions and any other required paper work at our Annuity Service Center. We allocate your initial Purchase Payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

   .  Send your money back to you; or

   . Ask your permission to keep your money until we get the information necessary to issue the contract.

Accumulation Units

The value of the variable portion of your contract will go up or down depending upon the investment performance of the Variable Portfolios you select. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.

An Accumulation Unit value is determined each day that the New York Stock Exchange ("NYSE") is open. We base the number of units you receive on the unit value of the variable investment option as of the date we receive your money, if we receive it before 1:00 p.m. Pacific Time (PT) and on the next day's unit value if we receive your money after 1:00 p.m. PT. We calculate an Accumulation Unit for each Variable Portfolio after the NYSE closes each day. We do this by:

    1. determining the total value of money invested in a particular Variable Portfolio;

    2. subtracting from that amount any asset-based charges and any other charges such as taxes we have deducted; and

    3. dividing this amount by the number of outstanding Accumulation Units.

   Example:

   We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Focus Growth Portfolio. We determine that the value of an Accumulation Unit for the Focus Growth Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for the Focus Growth Portfolio.

Free Look

You may cancel your contract within ten days after receiving it (or within 60 days for replacement contracts). We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

Generally we will refund to you the greater of (1) your Purchase Payments or
(2) the value of your contract on the day we receive your request MINUS any applicable Free Look Payment Enhancement Deduction, if you had elected the Seasons Rewards program. The Free Look Payment Enhancement Deduction is equal of the lesser of (1) the value of any Payment Enhancement(s) on the day we receive your free look request; or (2) the Payment Enhancement amount(s), if any, which we allocated to your contract. Thus, you receive any gain and we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the free look period.

Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the Cash Management investment option during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Cash Management investment option during the free look period unless you allocate your money to it. If your contract was issued as an IRA and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract MINUS the Free Look Payment Enhancement Deduction, if applicable.

Exchange Offers

From time to time, we may offer to allow you to exchange an older variable annuity issued by First SunAmerica or one of its affiliates, for a newer product with more current features and benefits, also issued by First SunAmerica or one of its affiliates. Such an Exchange Offer will be made in accordance with the applicable state and federal securities and insurance rules and regulations. We will explain the specific terms and conditions of any such Exchange Offer at the time the offer is made.

INVESTMENT OPTIONS
  ------------------------------------------------------------------------------

The contract offers Variable Portfolios and, if available, fixed investment options. We designed the contract to meet your varying investment needs over time. You can achieve this by using the Variable Portfolios alone or in concert with the fixed investment options. The Variable Portfolios are only available through the purchase of certain variable annuities. A mixture of your investment in the Variable Portfolios and fixed account options may lower the risk associated with investing only in a variable investment option.

Variable Portfolios


Each of the variable investment options of the contract invests in underlying portfolios of Seasons Series Trust. AIG SunAmerica Asset Management Corp. ("AIG SAAMCo"), an affiliate of First SunAmerica, manages Seasons Series Trust. AIG SAAMCo has engaged sub-advisers to provide investment advice for certain of the underlying investment portfolios.


You should read the Prospectus for the Seasons Series Trust carefully before investing. The Trust Prospectus which is attached hereto contains detailed information about the underlying investment portfolios including investment objective and risk factors.

SELECT AND FOCUSED PORTFOLIOS

The contract offers nine Select Portfolios, each with a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each Select Portfolio invests in an underlying investment portfolio of the Seasons Series Trust. Except for the Cash Management portfolio, each underlying portfolio is multi-managed by a team of three money managers. One component of the underlying investment portfolios is an unmanaged component that tracks a particular target index or subset of an index. The other two components are actively managed. The unmanaged component of each underlying investment portfolio is intended to balance some of the risks associated with an actively traded portfolio.

The contract also offers Focused Portfolios. Each multi-managed Focused Portfolio offers you at least three different professional managers and each of which advises a separate portion of the Focused Portfolio. Each manager actively selects a limited number of stocks that represent their best stock selections. This approach to investing results in a more concentrated portfolio, which will be less diversified than the Select Portfolios, and may be subject to greater market risks.

Each underlying investment portfolio and the respective managers are:

                               SELECT PORTFOLIOS

 Large Cap Growth        Mid Cap Growth             International Equity
 AIG Global Investment   AIGGIC                     AIGGIC
 Corp. ("AIGGIC")        T. Rowe Price              Goldman Sachs Asset
 Goldman Sachs Asset     Wellington Management      Management Int'l
 Management L.P.                                    Lord Abbett
 ("GSAM")                Mid Cap Value
 Janus Capital           AIGGIC                     Diversified Fixed Income
 Management LLC          GSAM                       AIGGIC
 ("Janus")               Lord, Abbett & Co. LLC     AIG SAAMCo
                         ("Lord Abbett")            Wellington Management
 Large Cap Composite
 AIGGIC                  Small Cap                  Cash Management
 AIG SAAMCo              AIGGIC                     AIG SAAMCo
 T. Rowe Price           AIG SAAMCo
 Associates, Inc.        Lord Abbett
 ("T. Rowe Price")

 Large Cap Value
 AIGGIC
 T. Rowe Price
 Wellington Management
 Company, LLP
 ("Wellington
 Management")


                              FOCUSED PORTFOLIOS

Focus Growth                Focus Growth &      Focus Value         Focus TechNet
                            Income              Third Avenue        AIG SAAMCo
Fred Alger Management, Inc. Harris Associates   Management LLC      BAMCO, Inc.
("Alger")                   L.P. ("Harris")     J.P. Morgan         RCM Capital Management, LLC
Marsico Capital             Thornburg           Investment
Management, LLC.            Investment          Management Inc.
("Marsico")                 Management, Inc.    ("J.P. Morgan")
Salomon Brothers            Marsico             American Century
Asset Management,                               Investment
Inc. ("Salomon")                                Management Inc.
                                                ("American
                                                Century")

Portfolio Operation

Each Select and Focused Portfolio is designed to meet a distinct investment objective facilitated by the management philosophy of three different money managers (except for the Cash Management portfolio). Generally, the Purchase Payments received for allocation to each Select or Focused Portfolio will be allocated equally among the three managers for that Select and Focused Portfolio. Each quarter AIG SAAMCo will evaluate the asset allocation between the three managers of each Select or Focused Portfolio. If AIG SAAMCo determines that the assets have become significantly unequal in allocation among the managers, then the incoming cash flows may be redirected in an attempt to stabilize the allocations. Generally, existing Select and Focused Portfolio assets will not be rebalanced. However, we reserve the right to do so in the event that it is deemed necessary and not adverse to the interests of contract owners invested in the Select and Focused Portfolios.

Seasons Strategies


The contract offers four Seasons Strategies, each with a different investment objective. Each Seasons Strategy is a Variable Portfolio of the Separate Account and invests in three underlying funds of Seasons Series Trust. We designed the Seasons Strategies utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each Seasons Strategy is designed to achieve different levels of growth over time.



The Seasons Strategies differ from other Variable Portfolios because they each invest in more than one underlying fund of Seasons Series Trust. The allocation of money among these underlying funds varies depending on the objective of the Seasons Strategy .



The underlying funds of Seasons Series Trust in which the Seasons Strategies invest include the Asset Allocation: Diversified Growth Portfolio, the Stock Portfolio and the Multi-Managed Growth, Multi-Managed Moderate Growth, Multi-Managed Income/Equity and Multi-Managed Income Portfolios (the "Multi-Managed Portfolios").


The Asset Allocation: Diversified Growth Portfolio is managed by Putnam. The Stock Portfolio is managed by T. Rowe Price. All of the Multi-Managed Portfolios include the same three basic investment components: a growth component managed by Janus, a balanced component managed by AIG SAAMCo and a fixed income component managed by Wellington, LLP. The Growth Seasons Strategy and the Moderate Growth Seasons Strategy also have an aggressive growth component which AIG SAAMCo manages. The percentage that any one of these components represents in each Multi-Managed Portfolio varies in accordance with the investment objective.


Each Seasons Strategy uses an investment approach based on asset allocation. This approach is achieved by each Seasons Strategy investing in distinct percentages in three specific underlying funds of the Seasons Series Trust. In turn, the underlying funds invest in a combination of domestic and international stocks, bonds and cash. The goal for each Seasons Strategy is to have a specified asset mix of stocks, bonds and cash in accordance with the specified objective of the Seasons Strategy and relative to the underlying funds in which the Seasons Strategy invests. The stated target asset allocation percentages and the mix of underlying funds comprising each Seasons Strategy does not change for the life of the contract.


Seasons Strategy Rebalancing


Each Seasons Strategy is designed to meet its investment objective by allocating a portion of your money to three different investment portfolios. At the beginning of each quarter a rebalancing occurs among the underlying funds to realign each Seasons Strategy with its distinct percentage investment in the three underlying funds. This rebalancing is designed to help maintain the asset allocation mix for each Seasons Strategy. The pie charts on the following page demonstrate:



   .  the asset allocation mix for each Seasons Strategy; and



   . the percentage allocation of each underlying fund in which the Seasons Strategy invests.



On the first business day of each quarter (or as close to such date as is administratively practicable) your money will be allocated among the various investment portfolios according to the percentages set forth on the prior pages. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. Rebalancing a Seasons Strategy may involve shifting a portion of assets out of underlying investment portfolios with higher returns into underlying investment portfolios with relatively lower returns.

          Growth Strategy                  Moderate Growth Strategy

     Goal:  Long-term growth of            Goal:  Growth of capital
  capital, allocating its assets        through investments in
  primarily to stocks. This             equities, with a secondary
  Seasons Strategy may be best          objective of conservation of
  suited for those with longer          principal by allocating more of
  periods to invest.                    its assets to bonds than the
                                        Growth Strategy. This Seasons
                                        Strategy may be best suited for
      [CHART]                           those nearing retirement years
                                        but still earning income.
  Target Asset Allocation:

  Stocks 80%      Bonds 15%                 [CHART]
  Cash 5%                               Target Asset Allocation:

  Stock Portfolio (T. Rowe Price)       Stocks 70%    Bonds 25%    Cash
                            25%         5%
  Asset Allocation: Diversified
  Growth Portfolio (Putnam)   25%       Stock Portfolio (T. Rowe Price)
  Multi-Managed Growth Portfolio                                   20%
                            50%         Asset Allocation: Diversified
  Growth component (Janus)              Growth Portfolio (Putnam)    25%
                         20%            Multi-Managed Moderate Growth
  Aggressive Growth component           Portfolio                    55%
  (AIG SASMCo)               10%        Growth component (Janus)
  Balanced component (AIG SAAMCo)                             15.4%
                         10%            Aggressive Growth component
  Fixed Income component                (AIG SASMCo)               9.9%
  (Wellington)                          Balanced component (AIG SAAMCo)
  10%                                                          9.9%
                                        Fixed Income component
                                        (Wellington)
                                        19.8%


     Balanced Growth Strategy            Conservative Growth Strategy

     Goal:  Focuses on                     Goal:  Capital preservation
  conservation of principal by          while maintaining some
  investing in a more balanced          potential for growth over the
  weighting of stocks and bonds,        long term. This Seasons
  with a secondary objective of         Strategy may be best suited for
  seeking a high total return.          those with lower investment
  This Seasons Strategy may be          risk tolerance.
  best suited for those
  approaching retirement and with
  less tolerance for investment             [CHART]
  risk.
                                        Target Asset Allocation:
      [CHART]
                                        Stocks 42%    Bonds 53%    Cash
  Target Asset Allocation:              5%

  Stocks 55%    Bonds 40%    Cash       Stock Portfolio (T. Rowe Price)
  5%                                                              15%
                                        Asset Allocation: Diversified
  Stock Portfolio (T. Rowe Price)       Growth Portfolio (Putnam)   25%
                            20%         Multi-Managed Income Portfolio
  Asset Allocation: Diversified                                   60%
  Growth Portfolio (Putnam)   25%       Growth component (Janus)
  Multi-Managed Income/Equity                                 4.8%
  Portfolio                             Balanced component (AIG SAAMCo)
  55%                                                        10.2%
  Growth component (Janus)              Fixed Income component
                        9.9%            (Wellington)
  Balanced component (AIG SAAMCo)       45%
                       15.4%
  Fixed Income component
  (Wellington)
  29.7%

Fixed Investment Options

Your contract may offer Fixed Account Guarantee Periods ("FAGP") to which you may allocate certain Purchase Payments or contract value. Available guarantee periods may be for different lengths of time (such as 1, 3 or 5 years) and may have different guaranteed interest rates, as noted below. We guarantee the interest rate credited to amounts allocated to any available FAGP and that the rate will never be less than the minimum guaranteed interest rate as specified in your contract. Once established, the rates for specified payments do not change during the guarantee period. We determine the FAGPs offered at any time in our sole discretion and we reserve the right to change the FAGPs that we make available at any time, unless state law requires us to do otherwise. Please check with your financial representative to learn if any FAGPs are currently offered.

There are three interest rate scenarios for money allocated to the FAGPs. Each of these rates may differ from one another. Once declared, the applicable rate is guaranteed until the corresponding guarantee period expires. Under each scenario your money may be credited a different rate of interest as follows:

   . Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a FAGP.

   . Current Rate: The rate credited to any portion of the subsequent Purchase Payments allocated to a FAGP.

   . Renewal Rate: The rate credited to money transferred from a FAGP or a Variable Portfolio into a FAGP and to money remaining in a FAGP after expiration of a guarantee period.

When a FAGP ends, you may leave your money in the same FAGP or you may reallocate your money to another FAGP or to the Variable Portfolios. If you want to reallocate your money, you must contact us within 30 days after the end of the current interest guarantee period and instruct us as to where you would like the money invested. [We do not contact you. If we do not hear from you, your money will remain in the same FAGP where it will earn interest at the renewal rate then in effect for that FAGP.]

If available, you may systematically transfer interest earned in available FAGPs into any of the Variable Portfolios on certain periodic schedules offered by us. If available, these systematic transfers will not count toward the 15 free transfers per contract year. You may change or terminate these systematic transfers by contacting our Annuity Service Center. Check with your financial representative regarding the current availability of this service.

All FAGPs may not be available. We reserve the right to refuse any Purchase Payment to available FAGPs if we are crediting a rate equal to the minimum guaranteed interest rate specified in your contract. If you do not elect to participate in the Seasons Rewards program, we may also offer Dollar Cost Averaging Fixed Accounts ("DCAFA"). The rules, restrictions and operation of DCAFAs may differ from the standard FAGPs described above, please see DOLLAR COST AVERAGING below for more details.

Dollar Cost Averaging Fixed Accounts

You may invest initial and/or subsequent Purchase Payments in DCAFAs, if available. The minimum Purchase Payment that you must invest for the 6-month DCAFA is $600 and $1,200 for the 12-month DCAFA, if such accounts are available. Purchase Payments less than these minimum amounts will automatically be allocated to the Variable Portfolios ("target account(s)") according to your instructions to us or your current allocation on file. DCAFAs also credit a fixed rate of interest but are specifically designed to facilitate a dollar cost averaging program. Interest is credited to amounts allocated to the DCAFAs while your investment is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCAFA may differ from those applicable to any available FAGPs but will never be less than the minimum annual guaranteed interest rate as specified in your contract. However, when using a DCAFA the annual interest rate is paid on a declining balance as you systematically transfer your investment to the Variable Portfolios. Therefore, the actual effective yield will be less than the annual crediting rate. We determine the DCAFAs offered at any time in our sole discretion and we reserve the right to change to DCAFAs that we make available at any time, unless state law requires us to do otherwise. See DOLLAR COST AVERAGING PROGRAM below for more information.

Transfers During the Accumulation Phase


During the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any available fixed account options. Funds already in your contract cannot be transferred into the dollar cost averaging fixed accounts. See DOLLAR COST AVERAGING PROGRAM below. You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well. We will process any transfer request as of the day we receive it in good order if the request is received before the New York Stock Exchange ("NYSE") closes, generally at 4:00 p.m. Eastern Time. If the transfer request is received after the NYSE closes, the request will be processed on the next business day.


This product is not designed for professional organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the Variable Portfolios invest. These types of trading strategies can be disruptive to the underlying portfolios in which the Variable Portfolios invest and thereby potentially harmful to investors.

In connection with our efforts to control harmful trading, we may monitor your trading activity. If we determine, in our sole discretion, that your transfer patterns among the Variable Portfolios and/or available fixed accounts reflect a potentially harmful trading strategy, we reserve the right to take action to protect other investors. Such action may include, but may not be limited to, restricting the way you can request transfers among the Variable Portfolios, imposing penalty fees on such trading activity, and/or otherwise restricting transfer capability in accordance with state and federal rules and regulations. We will notify you, in writing, if we determine in our sole discretion that we must terminate your transfer privileges. Some of the factors we may consider when determining our transfer policies and/or other transfer restrictions may include, but are not limited to:

   .  the number of transfers made in a defined period;

   .  the dollar amount of the transfer;

   .  the total assets of the Variable Portfolio involved in the transfer;

   . the investment objectives of the particular Variable Portfolios involved in your transfers; and/or

   . whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

Subject to our rules, restrictions and policies, you may request transfers of your account value between the Variable Portfolios and/or the available fixed account options by telephone or through AIG SunAmerica's website (http://www.aigsunamerica.com) or in writing by mail or facsimile. We allow 15 free transfers per contract per year. We charge $25 for each additional transfer in any contract year. Transfers resulting from your participation in the DCA or Asset Rebalancing programs do not count against your 15 free transfers per contract year.

All transfer requests in excess of 5 transfers within a rolling six-month look-back period must be submitted by United States Postal Service first-class mail ("U.S. Mail") for twelve months from the date of your 5th transfer request. For example, if you made a transfer on February 15, 2004 and within the previous six months (from August 15, 2003 forward) you made 5 transfers including the February 15th transfer, then all transfers made for twelve months after February 15, 2004 must be submitted by U.S. Mail (from February 16, 2004 through February 15, 2005). Transfer requests sent by same day mail, overnight mail or courier services will not be accepted. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail. Transfers resulting from your participation in the DCA or Asset Rebalancing programs are not included for the purposes of determining the number of transfers for the U.S. Mail requirement.

We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. When receiving instructions over the telephone or the Internet, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

For information regarding transfers during the Income Phase, see INCOME OPTIONS below.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

Dollar Cost Averaging Program

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the Variable Portfolios. Under the program you systematically transfer a set dollar amount or percentage of portfolio value from one Variable Portfolio or DCAFAs (source account) to any other Variable Portfolio (target account). Transfers may occur on certain periodic schedules such as monthly or weekly and do not count against your 15 free transfers per contract year. You may change the frequency to other available options at any time by notifying us in writing. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. There is no fee for participating in the DCA program.

We may offer DCAFAs exclusively to facilitate the DCA program for a specified time period. The DCAFAs only accept new Purchase Payments. You cannot transfer money already in your contract into the DCAFAs. If you allocate new Purchase Payments into a DCAFA, we transfer all your money into the Variable Portfolios over the selected time period. You cannot change the option once selected. The minimum Purchase Payment that you must invest for the 6-month DCAFA is $600 and $1,200 for the 12-month DCAFA, if such accounts are available. Purchase Payments less than these minimum amounts will automatically be allocated to the target account(s) according to your instructions to us or your current allocation on file.

You may terminate the DCA program at any time. If money remains in the DCAFAs, we transfer the remaining money according to your instructions or to your current allocation on file. Transfers resulting from a termination of this program do not count towards your 15 free transfers.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

   Example:

   Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Mid-Cap Value Portfolio over six quarters. You set up Dollar Cost Averaging and purchase Accumulation Units at the following values:

                    Month Accumulation Unit Units Purchased
                    ----- ----------------- ---------------
                      1        $ 7.50             100
                      2        $ 5.00             150
                      3        $10.00              75
                      4        $ 7.50             100
                      5        $ 5.00             150
                      6        $ 7.50             100

   You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

Automatic Asset Rebalancing Program



Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing Program addresses this situation. At your election, we periodically rebalance your investments in the Variable Portfolios to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return. At your request, rebalancing occurs on a quarterly, semi-annual or annual basis. Transfers made as a result of rebalancing do not count against your 15 free transfers for the contract year. There is no charge for participating in the Automatic Asset Rebalancing program. We reserve the right to modify, suspend or terminate this program at any time.


Return Plus Program


The Return Plus Program, available if we are offering multi-year FAGPs, allows you to invest in one or more of the Variable Portfolios without putting your principal at direct risk. The program accomplishes this by allocating your investment strategically between the fixed investment options (other than the DCA fixed accounts) and the Variable Portfolios you select. You decide how much you want to invest and approximately when you want a return of principal, based on available FAGP that you select. We calculate how much of your Purchase Payment to allocate to the particular fixed investment option to ensure that it grows to an amount equal to your total principal invested under this program. There is no fee for participating in this program.


   Example:

   Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed investment option. You want the amount allocated to the fixed investment option to grow to $100,000 in 3 years. If the 3-year fixed investment option is offering a 3% interest rate, we will allocate $91,514 to the 3-year fixed investment option to ensure that this amount will grow to $100,000 at the end of the 3-year period. The remaining $8,486 may be allocated among the Variable Portfolios, as determined by you, to provide opportunity for greater growth.

We reserve the right to modify, suspend or terminate this program at any time.

Voting Rights

First SunAmerica Life is the legal owner of the Seasons Series Trust shares. However, when an underlying portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

Substitution

We may amend your contract due to changes to the Variable Portfolios offered under your contract. For example, we may offer new Variable Portfolios, delete Variable Portfolios, or stop accepting allocations and/or investments in a particular Variable Portfolio. We may move assets and or re-direct future premium allocations from one Variable Portfolio to another if we receive investor approval through a proxy vote or SEC approval for a fund substitution. This would occur if a Variable Portfolio is no longer an appropriate investment for the contract, for reason such as continuing substandard performance, or for changes to the portfolio manager, investment objectives, risks and strategies, or federal or state laws. The new Variable Portfolio offered may have different fees and expenses. You will be notified of any upcoming proxies or substitutions that affect your Variable Portfolio choices.

ACCESS TO YOUR MONEY
  ------------------------------------------------------------------------------

You can access money in your contract in two ways:

   .  by making a partial or total withdrawal, and/or;

   . by receiving income payments during the Income Phase. See INCOME OPTIONS below.

Generally, we deduct a withdrawal charge applicable to any total or partial withdrawal. If you withdraw your entire contract value, we also deduct any applicable premium taxes and a contract maintenance fee. See EXPENSES below. We calculate charges due on a total withdrawal on the day after we receive your request and other required paper work. We return your contract value less any applicable fees and charges.

The minimum partial withdrawal amount is $1,000. We require that the total account balance left in any Variable Portfolios or fixed account be at least $500 after the withdrawal. You must send a written withdrawal request to our Annuity Service Center. Unless you provide us with different instructions, partial withdrawals will be made in equal amounts from each Variable Portfolios and the fixed investment option in which your contract is invested.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed investment option. Such deferrals are limited to no longer than six months.

Free Withdrawal Provision

Your contract provides for a free withdrawal amount each year. A free withdrawal amount is the portion of your account that we allow you to take out each year without being charged a surrender penalty. However, upon a future full surrender of your contract any previous free withdrawals would be subject to a surrender charge, if any is applicable at the time of the full surrender.

Purchase payments, above and beyond the amount of your free withdrawal amount, that are withdrawn prior to the end of the third year will result in your paying a penalty in the form of a surrender charge. The amount of the charge and how it applies are discussed more fully below. See EXPENSES below. You should consider, before purchasing this contract, the effect this charge will have on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial representative.

To determine your free withdrawal amount and your withdrawal charge, we refer to two special terms. These are penalty free earnings and the total invested amount.

The penalty-free earnings portion of your contract is simply your account value less your total invested amount. The total invested amount is the total of all Purchase Payments you have made into the contract less portions of some prior withdrawals you made. The portions of prior withdrawals that reduce your total invested amount are as follows:

   . Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the part of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal, and

   . Any prior withdrawals (including withdrawal charges on those withdrawals) of the total invested amount on which you already paid a surrender penalty.

When you make a withdrawal, we assume that it is taken from penalty-free earnings first, then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments which are no longer subject to a withdrawal charge before those Purchase Payments which are still subject to the withdrawal charge.

During the first year after we issue your contract your free withdrawal amount is the greater of (1) your penalty-free earnings; and (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount. If you are a Washington resident, you may withdraw during the first contract year, the greater of (1); (2); or (3) interest earnings from the amounts allocated to the fixed account options, not previously withdrawn.

After the first contract year, you can take out the greater of the following amounts each year (1) your penalty-free earnings and any portion of your total invested amount no longer subject to withdrawal charge or (2) 10% of the portion of your total invested amount that has been in your contract for at least one year.

We calculate charges due on a total withdrawal on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

The withdrawal charge percentage is determined by the age of the Purchase Payment remaining in the contract at the time of the withdrawal. For the purpose of calculating the withdrawal charge, any prior Free Withdrawal is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no election of any optional features and no subsequent Purchase Payments. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In contract year 3 you request a full surrender of your contract. We will apply the following calculation,

A-(B x C)=D, where:

A=Your contract value at the time of your request for surrender ($90,000) B=The amount of your Purchase Payments still subject to withdrawal charge ($100,000)
C=Assume the withdrawal charge percentage applicable to the age of each Purchase Payment (6%) [B x C=$6,000]
D=Your full surrender value ($84,000)

Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any investment option be at least $100, after the withdrawal. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each VARIABLE PORTFOLIO and the fixed account option in which your contract is invested.

Under certain Qualified plans, access to the money in your contract may be restricted. Additionally, withdrawals made prior to age 59 1/2 may result in a 10% federal penalty tax. See TAXES below.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed account option. Such deferrals are limited to no longer than six months.

Systematic Withdrawal Program

During the Accumulation Phase, you may elect to receive periodic income payments under the systematic withdrawal program. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $100. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. There is no additional charge for participating in this program, although a withdrawal charge may apply.

The program is not available to everyone. To check whether this program is available to you and to request the necessary enrollment forms, please contact our Annuity Service Center. We reserve the right to modify, suspend or terminate this program at any time.

Minimum Contract Value


Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is $500 or less; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you, less any applicable charges.

Qualified Contract Owners

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. See TAXES BELOW for a more detailed explanation.

OPTIONAL LIVING BENEFITS
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You may elect one of the Optional Living Benefits described below. These features are designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. Please see the descriptions below for detailed information.


SEASONS INCOME REWARDS FEATURE


What is Seasons Income Rewards?

Seasons Income Rewards is an optional feature. If you elect this feature, you will be charged an annualized fee. You are guaranteed to receive withdrawals, over a minimum number of years, that in total equals at least the Purchase Payment made in the first 90 days adjusted for withdrawals during that period, even if the contract value falls to zero. Seasons Income Rewards may offer protection in the event your contract value declines due to unfavorable investment performance.


How can I elect the feature?
You may elect the feature only at the time of contract issue and must choose either Option 1 or Option 2. The date you elect the feature (which is also the contract issue date) is your Benefit Effective Date. The earliest you may begin taking withdrawals under the benefit after a specified waiting period is the Benefit Availability Date. You cannot elect the feature if you are age 81 or older on the Benefit Effective Date or if the Benefit Availability Date is on or after the Latest Annuity Date. Generally, once you elect the feature, it cannot be cancelled. Seasons Income Rewards has rules and restrictions that are discussed more fully below. Seasons Income Rewards cannot be elected if you elect Seasons Promise feature. Seasons Income Rewards may not be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.

How is the benefit calculated?
There are several components that comprise the integral aspects of this benefit. In order to determine the benefit's value at any point in time, we calculate each of the components as described below. We calculate Eligible Purchase Payments, Withdrawal Benefit Base, Step-Up Amount and Stepped-Up Benefit Base.

First, we determine the Eligible Purchase Payments according to the table below.

          Time Elapsed Since
        Benefit Effective Date   Percentage of Eligible Purchase Payments
       ------------------------------------------------------------------
       0-90 Days                 100%
       ------------------------------------------------------------------
       91 Days +                 0%

Second, we determine the Withdrawal Benefit Base ("WBB"). The WBB is used to calculate the amount of total guaranteed withdrawals and the annual maximum withdrawal amount available under the benefit. On the Benefit Availability Date, the WBB equals the sum of all Eligible Purchase Payments, adjusted for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

Third, we determine a Step-Up Amount, if any, which is calculated as a specified percentage of the WBB on the Benefit Availability Date. You will not receive a Step-Up Amount if you make any withdrawal prior to the Benefit Availability Date. The Step-Up Amount is not considered a Purchase Payment and cannot be used in calculating any other benefits, such as the death benefit, contract values or annuitization value.

Fourth, we determine the Stepped-up Benefit Base ("SBB") which is the total amount available for withdrawal under the benefit and is used to calculate the minimum time period over which you may take withdrawals under the benefit. The SBB equals the WBB plus the Step-Up Amount.

Fifth, we determine the Maximum Annual Withdrawal Amount ("MAWA") which is a stated percentage of the WBB.

Finally, we determine the Minimum Withdrawal Period ("MWP") which is the minimum period at any point in time over which you may take withdrawals under the benefit. The MWP is calculated by dividing the SBB by the MAWA.

The table below is a summary of the two Seasons Income Rewards options we are offering as applicable on the Benefit Availability Date:

                                                                      MWP* (if
                                                                        MAWA
                                                                       taken
                                                   Step-Up    MAWA      each
                 Benefit Availability Date         Amount* Percentage  year)
 -----------------------------------------------------------------------------
 Option 1 3 years following Benefit Effective Date 10% of    10% of
                                                    WBB       WBB     11 years
 -----------------------------------------------------------------------------
 Option 2 5 years following Benefit Effective Date 20% of    10% of
                                                    WBB       WBB     12 years

       * You will not receive a Step-Up Amount if you take a withdrawal prior to the Benefit Availability Date. The MWP will be 10 years if you do not receive a Step-Up Amount.

What is the fee for Seasons Income Rewards?
The annualized Seasons Income Rewards fee will be assessed against the WBB and deducted quarterly from your contract value, starting on the first quarter following the Benefit Effective Date and ending upon the termination of the benefit. If your contract value falls to zero before the benefit has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you surrender or annuitize before the end of the quarter.

                 Time Elapsed Since
               the Benefit Effective
                        Date                 Annualized Fee
              ---------------------------------------------------
              0-7 years                 0.65% of WBB
              ---------------------------------------------------
              8+ years                  0.45% of WBB

What is the effect of withdrawals on Seasons Income Rewards?
The benefit amount, MAWA and MWP may change over time as a result of withdrawal activity. Withdrawals after the Benefit Availability Date equal to or less than the MAWA generally reduce the benefit by the amount of the withdrawal. Withdrawals in excess of the MAWA may reduce the benefit based on the relative size of the withdrawal in relation to the contract value at the time of the withdrawal. This means if investment performance is down and contract value is reduced, withdrawals greater than the MAWA will result in a greater reduction of the benefit. We further explain the impact of withdrawals and the effect on each component of Seasons Income Rewards through the calculations below:

   Contract Value: Any withdrawal reduces the contract value by the amount of the withdrawal.

   WBB: Withdrawals prior to the Benefit Availability Date reduce the WBB in the same proportion that the contract value was reduced at the time of the withdrawal and eliminate any Step-Up Amount.

   Withdrawals after the Benefit Availability Date will not reduce the WBB until the sum of withdrawals exceeds the Step-Up Amount. Thereafter, any withdrawal or portion thereof that exceeds the Step-Up Amount will reduce the WBB as follows: If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the MAWA, the WBB will be reduced by the amount of the withdrawal. If the withdrawal causes total withdrawals in the Benefit Year to exceed the MAWA, the WBB is reduced to the lesser of (a) or (b), where:

       a. is the WBB immediately prior to the withdrawal minus the amount of the withdrawal, or;

       b. is the WBB immediately prior to the withdrawal minus the portion of the withdrawal that makes total withdrawals in that Benefit Year equal to the current MAWA, and further reduced proportionately by the same amount by which the contract value is reduced by the remaining portion of the withdrawal.

   SBB: Since withdrawals prior to the Benefit Availability Date eliminate any Step-Up Amount, the SBB will be equal to the WBB if you take withdrawals prior to the Benefit Availability Date.

   After the Benefit Availability Date, any withdrawal that does not cause total withdrawals in a Benefit Year to exceed the MAWA will reduce the SBB by the amount of the withdrawal. After the Benefit Availability Date, any withdrawal that causes total withdrawals in a Benefit Year to exceed the MAWA (in that Benefit Year) reduces the SBB to the lesser of (a) or (b), where:

       a. is the SBB immediately prior to the withdrawal minus the amount of the withdrawal, or;

       b. is the SBB immediately prior to the withdrawal minus the amount of the withdrawal that makes total withdrawals in that Benefit Year equal to the current MAWA, and further reduced proportionately by the same amount by which the contract value is reduced by the remaining portion of the withdrawal.

   MAWA: If the sum of withdrawals in a Benefit Year does not exceed the MAWA for that Benefit Year, the MAWA does not change for the next Benefit Year.

   If total withdrawals in a Benefit Year exceed the MAWA, the MAWA will be recalculated at the start of the next Benefit Year. The new MAWA will equal the SBB on that Benefit Year anniversary divided by the MWP on that Benefit Year Anniversary. The new MAWA may be lower than your previous MAWAs.

   MWP: After each withdrawal a new MWP is calculated. If total withdrawals in a Benefit Year are less than or equal to MAWA the new MWP equals the SBB after the withdrawal divided by the current MAWA.

   During any Benefit Year in which the sum of withdrawals exceeds the MAWA, the new MWP equals the MWP calculated at the end of the prior Benefit Year reduced by one year.

APPENDIX B provides examples of the effects of withdrawals on the Seasons Income Rewards feature.

What happens if my contract value is reduced to zero?
If the contract value is zero but the SBB is greater than zero, a benefit remains payable under Seasons Income Rewards feature. While a benefit is payable under Seasons Income Rewards until the SBB is reduced to zero, the contract is terminated when the contract value equals zero. At such time, except for Seasons Income Rewards, all benefits of the contract are terminated. In that event, you may not make subsequent Purchase Payments.

Therefore, under adverse market conditions, withdrawals under the benefit may reduce the contract value to zero, thereby eliminating any death benefit or future income payments.

To receive your remaining Seasons Income Rewards benefit, you may select one of the following options:

   a. lump sum distribution of the present value of the total remaining guaranteed withdrawals; or

   b. the current MAWA, paid equally on a quarterly, semi-annual or annual frequency as selected by you until the SBB equals zero; or

   c. any payment option mutually agreeable between you and us.

If you do not select a payment option, the remaining benefit will be paid as the current MAWA on a quarterly basis.

What happens to Seasons Income Rewards upon a spousal continuation?
A spousal beneficiary of the original owner may elect to continue or cancel Seasons Income Rewards and its accompanying fee. The Benefit Effective Date, Benefit Availability Date, WBB, SBB and any other corresponding component of the feature will not change as a result of a spousal continuation. A Continuation Contribution is not considered an Eligible Purchase Payment for purposes of determining the benefit. See SPOUSAL CONTINUATION below.

Can my non-spousal beneficiary elect to receive any remaining withdrawals under Seasons Income Rewards upon my death?
If the SBB is greater than zero when the original owner dies, a non-spousal beneficiary may elect to continue receiving any remaining withdrawals under the benefit. The Benefit Effective Date, Benefit Availability Date, WBB, SBB and any other corresponding component of the feature will not change. If a contract value remains, the fee for the benefit will continue to be assessed. Electing to receive the remaining withdrawals will terminate any death benefit payable to the non-spousal beneficiary.

Can Seasons Income Rewards be canceled?
Once you elect the feature, you may not cancel it, however, the feature automatically terminates upon the occurrence of one of the following:

   1. SBB is equal to zero; or

   2. Annuitization of the contract; or

   3. Full Surrender of the contract; or

   4. Death benefit is paid; or

   5. Upon a spousal continuation, the Continuing Spouse elects not to continue the contract with the feature.

We reserve the right to terminate the feature if withdrawals in excess of MAWA in any Benefit Year reduce the SBB by 50% or more.

Important Information
The Seasons Income Rewards may not guarantee an income stream based on all Purchase Payments made into your contract and it does not guarantee any investment gains. This feature also does not guarantee lifetime income payments. If you plan to make subsequent Purchase Payments over the life of your contract, which are not considered Eligible Purchase Payments under the feature, Seasons Income Rewards does not guarantee a withdrawal of those subsequent Purchase Payments. You may never need to rely on Seasons Income Rewards if your contract performs within a historically anticipated range. However, past performance is no guarantee of future results.

Withdrawals under the benefit are treated like any other withdrawal for the purpose of reducing the contract value, free withdrawal amounts and all other benefits, features and conditions of your contract.

If you need to take withdrawals or are required to take required minimum distributions ("RMD") under the Internal Revenue Code ("IRC") from this contract prior to the Benefit Availability Date, you should know that withdrawals may negatively impact the value of Seasons Income Rewards. You will not receive a Step-Up Amount if you take withdrawal, before the Benefit Availability Date. See What is the Effect of Withdrawal Seasons Income Rewards? above. Any withdrawals taken under this benefit or under the contract, may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the benefit is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances.

We reserve the right to limit the maximum WBB to $1 million. For prospectively issued contracts, we reserve the right to limit the investment options available under the contract if you elect Seasons Income Rewards. We reserve the right to modify, suspend or terminate Seasons Income Rewards (in its entirety or any component) at any time for prospectively issued contracts.

SEASONS PROMISE FEATURE

What is Seasons Promise?
Seasons Promise is an optional feature of your variable annuity. If you elect this feature, for which you will be charged an annualized fee, at the end of applicable waiting period your contract will be worth at least the amount of your initial Purchase Payment (less adjustments for withdrawals). Seasons Promise may offer protection in the event that your contract value declines due to unfavorable investment performance in your contract.

If you elect Seasons Promise, at the end of the applicable waiting period we will evaluate your contract to determine if a Seasons Promise benefit is payable to you. The applicable waiting period is ten full contract years from your contract issue date. The last day in the waiting period is your benefit date, the date on which we will calculate any Seasons Promise benefit payable to you.

How can I elect the feature?
You may only elect this feature at the time your contract is issued, so long as the applicable waiting period prior to receiving the benefit ends before your latest Annuity Date. You can elect this feature on your contract application. The effective date for this feature will be your contract issue date. Seasons Promise is not available if you elect Seasons Income Rewards feature. See SEASONS INCOME REWARDS above.

Seasons Promise feature may not be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.

Can Seasons Promise be cancelled?
Generally, this feature and its corresponding charge cannot be cancelled or terminated prior to the end of the waiting period. The feature terminates automatically following the end of the waiting period. In addition, Seasons Promise will no longer be available and no benefit will be paid if a death benefit is paid or if the contract is fully surrendered or annuitized before the end of the waiting period.

How is the benefit calculated?
Seasons Promise is a one-time adjustment to your contract value in the event that your contract value at the end of the waiting period is less than the guaranteed amount. The amount of the benefit payable to you, if any, at the end of the waiting period will be based upon the amount of your initial Purchase Payment and may also include certain portions of subsequent Purchase Payments contributed to your contract over specified periods of time, as follows:

                                  Percentage of Purchase Payments included in the
Time Elapsed Since Effective Date       Seasons Promise Benefit Calculation
---------------------------------------------------------------------------------
0-90 days                         100%
---------------------------------------------------------------------------------
91+ days                          0%
---------------------------------------------------------------------------------

Seasons Promise benefit calculation is equal to your Seasons Promise Base, as defined below, minus your Contract Value on the benefit date. If the resulting amount is positive, you will receive a benefit under the feature. If the resulting amount is negative, you will not receive a benefit. Your Seasons Promise Base is equal to (a) minus (b) where:

      (a) is the Purchase Payments received on or after the effective date multiplied by the applicable percentages in the table above, and;

      (b) is an adjustment for all withdrawals and applicable fees and charges made subsequent to the effective date, in an amount proportionate to the amount by which the withdrawal decreased the contract value at the time of the withdrawal.

We will allocate any benefit amount contributed to the contract value on the benefit date to the Cash Management portfolio. Any Seasons Promise benefit paid is not considered a Purchase Payment for purposes of calculating other benefits. Benefits based on earnings, if any, will continue to define earnings as the difference between contract value and Purchase Payments adjusted for withdrawals. For information about how the benefit is treated for income tax purposes, you should consult a qualified tax advisor for information concerning your particular circumstances.

What is the fee for Seasons Promise?
Seasons Promise is an optional feature. If elected, you will incur an additional charge for this feature. The annualized charge will be deducted from your contract value invested in the Variable Portfolios on a quarterly basis throughout the waiting period, beginning at the end of the first contract quarter following the effective date of the feature and up to and including on the benefit date. Once the feature is terminated, as discussed above, the charge will no longer be deducted. We will also not assess the quarterly fee if you surrender or annuitize before the end of the quarter.

                   Contract Year             Annualized Fee*
             -----------------------------------------------------
             0-5                        0.65%
             -----------------------------------------------------
             6-10                       0.45%
             -----------------------------------------------------
             11+                        None
             -----------------------------------------------------
----------
* As a percentage of your contract value minus Purchase Payments received after the 90th day since the purchase of your contract. The amount of this charge is subject to change at any time for prospectively issued contracts.

What Happens to Seasons Promise upon a Spousal Continuation?
If your qualified spouse chooses to continue this contract upon your death, this benefit cannot be terminated. The effective date, the waiting period and the corresponding benefit payment date will not change as a result of a spousal continuation. See SPOUSAL CONTINUATION below.

Important Information
The Seasons Promise feature may not guarantee a return of all of your Purchase Payments. If you plan to add subsequent Purchase Payments over the life of your contract, you should know that the Seasons Promise would not protect the majority of those payments.

Since the Seasons Promise feature may not guarantee a return of all Purchase Payments at the end of the waiting period, it is important to realize that subsequent Purchase Payments made into the contract may decrease the value of the Seasons Promise benefit. For example, if near the end of the waiting period your Seasons Promise Base is greater than your contract value, and you then make a subsequent Purchase Payment that causes your Contract Value to be larger than your Seasons Promise Base on your benefit date, you will not receive any benefit even though you have paid for the Seasons Promise feature throughout the waiting period. You should discuss subsequent Purchase Payments with your financial representative as such activity may reduce the value of this Seasons Promise benefit.

We reserve the right to modify, suspend or terminate the Seasons Promise feature (in its entirety or any component) at any time for prospectively issued contracts.

DEATH BENEFIT
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General Information About Death Benefits

If you die during the Accumulation Phase of your contract, we pay a death benefit to your beneficiary. The death benefit options are discussed in detail below. If you die during the Income Phase, your Beneficiary will receive any remaining guaranteed income payments in accordance with the income option you choose. See INCOME OPTIONS below.

You designate the Beneficiary to receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

If the Beneficiary is the spouse of the owner, he or she can elect to continue the contract, rather than receive a death benefit. See SPOUSAL CONTINUATION below.

If the Annuitant dies before annuity payments begin, you can name a new Annuitant. If no Annuitant is named within 30 days, you will become the Annuitant. However, if the owner is a non-natural person (for example, a trust), then the death of the Annuitant will be treated as the death of the owner, no new Annuitant may be named and the death benefit will be paid.

The death benefit will be calculated and paid out when we receive all required paperwork and satisfactory proof of death. We consider satisfactory proof of death one of the following: (1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or (4) any other proof satisfactory to us.

If the Beneficiary is the spouse of a deceased original owner, he or she can elect to continue the Contract. See SPOUSAL CONTINUATION below.

If a Beneficiary does not elect a specific form of pay out within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit may be paid immediately in the form of a lump sum payment or paid under one of the available Income Options. Please see INCOME OPTIONS below. A Beneficiary may also elect to continue the contract and take the death benefit amount in a series of payments based upon the Beneficiary's life expectancy under the Extended Legacy program described below, subject to the applicable Internal Revenue Code distribution requirements. Payments must begin under the selected Income Option or the Extended Legacy program no later than the first anniversary of your death for non-qualified contracts or December 31st of the year following the year of your death for IRAs. Your Beneficiary cannot participate in the Extended Legacy program if your Beneficiary has already elected another settlement option. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an Income Option or participate in the Extended Legacy program.

Extended Legacy Program and Beneficiary Continuation Options

The Extended Legacy program can allow a Beneficiary to take the death benefit amount in the form of income payments over a longer period of time with the flexibility to withdraw more than the IRS required minimum distribution if they wish. The contract continues in the original owner's name for the benefit of the Beneficiary. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after your death. Under this program, a Beneficiary may withdraw all or a portion of the contract value at any time, name their own beneficiary to receive any remaining unpaid interest in the contract in the event of their death and make transfers among investment options. If the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value. Participation in the program may impact certain features of the contract as detailed in the Death Claim Form. Please see your financial representative for additional information.

Alternatively to the Extended Legacy program, the Beneficiary may also elect to receive the death benefit under a 5-year option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by the fifth anniversary of your death for Non-qualified contracts or by December 31st of the year containing the fifth anniversary of your death for IRAs. For IRAs, the five-year option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the owner reaches the age of 70 1/2).

For information regarding how these payments are treated for tax purposes, consult your tax advisor regarding tax implications and your particular circumstances.

  Defined Terms

The term "Net Purchase Payment" is used frequently in explaining the death benefit options. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an Adjustment for each withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the Adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the contract value immediately before taking that withdrawal. The resulting percentage is then multiplied by the amount of total Purchase Payments and subtracted from the amount of total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment calculation.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced by taking the amount of the withdrawal in relation to the contract value immediately before taking the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculation.

If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract.

The term "withdrawals" as used in describing the death benefit options below is defined as withdrawals and fees and charges applicable to those withdrawals.

DEATH BENEFIT OPTIONS


This contract provides two death benefit options: the Standard Death Benefit which is automatically included in your contract for no additional fee, and an optional enhanced death benefit--the Maximum Anniversary Value option, which you may elect for an additional fee. If you choose the Maximum Anniversary Value option, you must do so at the time of contract application and the election cannot be terminated.


STANDARD DEATH BENEFIT

If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:

   1. Contract value; or

   2. Net Purchase Payments received prior to your 86th birthday.


If the contract is issued when you are age 83-85, the standard death benefit is the greater of:


   1. Contract value; or

   2. The lesser of:

      a. Net Purchase Payments received prior to your 86th birthday; or

      b. 125% of contract value.


OPTIONAL MAXIMUM ANNIVERSARY VALUE OPTION



You may elect the Maximum Anniversary Value option described below which can provide greater protection for your beneficiaries. You must elect the Maximum Anniversary Value option at the time of contract issuance and once elected it cannot be terminated by you. The Maximum Anniversary Value option is not available if you are age 83 or older at the time of contract issuance. The fee for the Maximum Anniversary Value option is 0.20% of the average daily ending value of the assets you have allocated to the Variable Portfolios.



Maximum Anniversary Option


If the contract is issued prior to your 83rd birthday, the death benefit is the greatest of:

   1. Contract value; or

   2. Net Purchase Payments received prior to your 86th birthday

   3. Maximum anniversary value on any contract anniversary prior to your 83rd birthday. The anniversary value equals the contract value on a contract anniversary increased by Purchase Payments recorded after that anniversary but received prior to your 86th birthday; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

The Optional Maximum Anniversary Value option can only be elected prior to your 83/rd/ birthday.



If you die on or after your 90th birthday, the Standard Death Benefit may provide more value to your beneficiaries than the Maximum Anniversary Value option. Under the Maximum Anniversary Value option, if you die on or after your 90th birthday the death benefit is equal to your contract value. However, if you had elected the Standard Death Benefit option and you die on or after your 90th birthday, your beneficiaries would receive the greatest of contract value, Net Purchase Payments or 125% of Purchase Payments. Further, there is no additional charge for the Standard Death Benefit and there is an additional charge for the Maximum Anniversary Value option. You should discuss the death benefit options with your financial representative prior to making an election.


SPOUSAL CONTINUATION

If you are the original owner of the contract and the Beneficiary is your spouse, your Spouse may elect to continue the contract after your death. The spouse becomes the new owner ("Continuing Spouse"). The contract and its elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. The Continuing Spouse can only elect to continue the contract upon the death of the original owner of the contract. To the extent the Continuing Spouse invests in the Variable Portfolios they will be subject to investment risk as was the original owner.

Upon continuation of the contract, we will contribute to the contract value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and proof of death of the original owner in a form satisfactory to us ("Continuation Date"). The Continuation Contribution is not considered a Purchase Payment for any other calculation except as noted in Appendix A.


Generally, the Continuing Spouse cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner's election of the Maximum Anniversary Value option and the available death benefit will be the Standard Death Benefit. We will terminate the Maximum Anniversary Value option if the Continuing Spouse is age 83 or older on the Continuation Date; and the available death benefit will be the Standard Death Benefit if the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit will be the contract value. If the Maximum Anniversary Value option was elected by the original owner and the Continuing Spouse lives to age 90 or older, the death benefit will also be contract value. See Appendix A for further explanation of the death benefit calculations following a Spousal Continuation.


We reserve the right to modify, suspend or terminate the spousal continuation provision (in its entirety or any component) at any time for prospectively issued contracts.

EXPENSES
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There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase the contract maintenance fee or withdrawal charges under your contract. However, the investment charges under your contract may increase or decrease.

Separate Account Charges


The Company deducts separate account charges in the amount of 1.55%, annually of the value of your contract invested in the Variable Portfolios. We deduct the charge daily. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.


Generally, the mortality risks assumed by the Company arise from its contractual obligations to make income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the administrative fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

Withdrawal Charges

During the Accumulation Phase you may make withdrawals from your contract. However, a withdrawal charge may apply. We apply a withdrawal charge upon an early withdrawal against each Purchase Payment you put into the contract. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The contract does provide a free withdrawal amount every year. See ACCESS TO YOUR MONEY above. The withdrawal charge percentage declines each year a Purchase Payment is in the contract, as follows:

                               Withdrawal Charge


                             Year                           1   2   3   4+
    ------------------------------------------------------  --  --  --  --
    Withdrawal Charge                                       7%  6%  5%  0%


After a Purchase Payment has been in the contract for three complete years, the withdrawal charge no longer applies to that Purchase Payment. When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments.

Whenever possible, we deduct the withdrawal charge from the money remaining in your contract from each of your investment options on a pro-rata basis. If you withdraw all of your contract value, we deduct any applicable withdrawal charges from the amount withdrawn. We will not assess a withdrawal charge for money withdrawn to pay a death benefit or to pay contract fees or charges. We do not currently assess a withdrawal charge upon election to receive income payments from your contract. Withdrawals made prior to age 59 1/2 may result in tax penalties. See TAXES below.

Investment Charges

Investment Management Fees
Charges are deducted from the assets of the investment portfolios underlying the Variable Portfolios for the advisory and other expenses of the portfolios. See FEE TABLES above.

Service Fees
Portfolio shares are all subject to fees imposed under a servicing plan adopted by the Seasons Series Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940. This service fee of 0.25%, which is also known as a 12b-1 fee is used generally to pay financial intermediaries for services provided over the life of the contract. See FEE TABLES above.

For more detailed information on these Investment Charges, refer to the prospectus for the Seasons Series Trust, attached.

Contract Maintenance Fee


During the Accumulation Phase, we subtract a contract maintenance fee from your account once per year. This fee compensates us for the cost of contract administration. However, if your contract value is $50,000 or more on your contract anniversary date, the fee is waived. This waiver is subject to change without notice. We will deduct the $30 contract maintenance fee on a pro-rata basis from your contract value on your contract anniversary. If you withdraw your entire contract value, we deduct the fee from that withdrawal.


Transfer Fee


We currently permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year. See INVESTMENT OPTIONS above.

Optional Seasons Income Rewards Fee

The annualized Seasons Income Rewards fee is calculated as a percentage of your Withdrawal Benefit Base. The fee will be assessed and deducted periodically from your contract value, starting on the first quarter following the Benefit Effective Date and ending upon the termination of the benefit. If your contract falls to zero before the benefit has been terminated, the fee will no longer be assessed.

                       Time Elapsed Since
                     Benefit Effective Date Annualized Fee
                     ---------------------- --------------
                           0-7 years             0.65%
                            8+ years             0.45%

Optional Seasons Promise Fee

The fee for the option Seasons Promise feature is calculated as a percentage of your contract value minus purchase payments received after the 90th day since the purchase of your contract. The amount of this charge is subject to change at any time for prospectively issued contracts.


                        Contract Year* Annualized Charge
                        -------------- -----------------

                               0-5           0.65%

                               6-10          0.45%

                               11+           [None]



Optional Maximum Anniversary Value Death Benefit Fee



We charge 0.20% for the optional Maximum Anniversary Value death benefit. We deduct this charge daily from the average daily ending value of the assets you have allocated to the Variable Portfolios.


Income Taxes

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

Reduction or Elimination of Charges and Expenses, and Additional Amounts
Credited

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

First SunAmerica may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS
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Annuity Date

During the Income Phase, the money in your Contract is used to make regular income payments to you. You may switch to the Income Phase any time after your first contract anniversary. You select the month and year in which you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your Income Option. Except as discussed under Option 5, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender. Other pay out options may be available. Contact our Annuity Service Center for more information.

Income payments must begin on or before your 95th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date (latest
Annuity Date.) Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, certain Qualified contracts require you to take minimum distributions after you reach age 70 1/2. See TAXES below.

Income Options

Currently, this Contract offers five Income Options. Other income options may be available. Please check with the Annuity Service Center for details. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with Option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to Option 3 for a period of 10 years.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and then designate a new Annuitant.

Option 1 - Life Income Annuity

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

Option 2 - Joint and Survivor Life Annuity

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.

Option 3 - Joint and 100% Survivor Life Annuity with 10 or 20 Year Period
Certain

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years. If the Annuitant and the Survivor die before all of the payments have been made, the remaining payments are made to the Beneficiary under your contract.

Option 4 - Life Annuity with 10 or 20 Year Period Certain

This option is similar to Option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your contract.

Option 5 - Income for a Specified Period

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed payments being made) may redeem the contract value (in full or in part) after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed payments. The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments direct deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in annuity payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing.

Allocation of Annuity Payments

You can choose income payments that are fixed, variable or both. If payments are fixed, First SunAmerica guarantees the amounts of each payment. If the payments are variable, the amounts are not guaranteed. They will go up and/or down based upon the performance of the Variable Portfolios in which you invest.

Fixed or Variable Income Payments

If at the date when income payments begin you are invested in the Variable Portfolios only, your income payments will be variable. If you elect a fixed payment, your income payments will be fixed in amount. If you are invested in both fixed and variable options at the time you begin the Income Phase, a portion of your income payments will be fixed and a portion will be variable.

Income Payments

Your income payments will vary if you are invested in the Variable Portfolios after the Annuity date depending on four factors:

   . for life options, your age when payments begin, and in most states, if a Non-qualified contract, your gender; and

   .  the value of your contract in the Variable Portfolios on the Annuity Date,

   . the 3.5% assumed investment rate for variable income payments used in the annuity table for the contract, and;

   . the performance of the Variable Portfolios in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options, if available, and the Variable Portfolios after the Annuity Date, the allocation of funds between the fixed accounts and Variable Portfolios also impacts the amount of your annuity payments.

The value of variable income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable income payments generally increase or decrease from one income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the income payments will increase and if it is less than the AIR, the income payments will decline.

Transfers During the Income Phase

During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.

Deferment of Payments

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. See also ACCESS TO YOUR MONEY above.

Please read the Statement of Additional Information, available upon request, for a more detailed discussion of the income options. You may wish to consult your tax advisor for information concerning your particular circumstances.

TAXES
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Note: The basic summary below addresses broad federal taxation matters, and generally does not address state taxation issues or questions. It is not tax advice. We caution you to seek competent tax advice about your own circumstances. We do not guarantee the tax status of your annuity. Tax laws constantly change; therefore, we cannot guarantee that the information contained herein is complete and/or accurate. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans or arrangements are: Individual Retirement Accounts ("IRA"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), plans of self-employed individuals (often referred to as H.R.10 Plans or Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified Contract.

Tax Treatment of Distributions--Non-Qualified Contracts

If you make a partial or total withdrawal from a Non-Qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes are treated as being distributed before the earnings on those contributions. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment(s). Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) under an immediate annuity; or (6) which are attributable to Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions--Qualified Contracts (including governmental 457(b) eligible deferred compensation plans)

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, with certain limited exceptions, any amount of money you take out as a withdrawal or as income payments is taxable income. In the case of certain Qualified contracts, the IRC further provides for a 10% penalty tax on any taxable withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2;
(2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments, made for your life or for the joint lives of you and your Beneficiary, that begins after separation from service with the employer sponsoring the plan; (5) to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in the IRC; only from an IRA); (7) to fund certain first-time home purchase expenses (only from an IRA); (8) when you separate from service after attaining age 55 (does not apply to an IRA); (9) when paid for health insurance, if you are unemployed and meet certain requirements; and (10) when paid to an alternate payee pursuant to a qualified domestic relations order. This 10% penalty tax does not apply to withdrawals or income payments from governmental 457(b) eligible deferred compensation plans, except to the extent that such withdrawals or income payments are attributable to a prior rollover to the plan (or earnings thereon) from another plan or arrangement that was subject to the 10% penalty tax.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

Minimum Distributions

Generally, the IRC requires that you begin taking annual distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own an IRA, you must begin taking distributions when you attain age
70 1/2 regardless of when you separate from service from the employer sponsoring the plan. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued new regulations, effective January 1, 2003, regarding required minimum distributions from qualified annuity contracts. One of the regulations requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. We are currently awaiting further clarification from the IRS on this regulation, including how the value of such benefits is determined. You should discuss the effect of these new regulations with your tax advisor.

Tax Treatment of Death Benefits

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

Contracts Owned by a Trust or Corporation

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a non-qualified annuity contract.

Gifts, Pledges and/or Assignments of a Contract

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

Diversification and Investor Control

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the management of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-Qualified Contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-qualified Contract, could be treated as the owner of the underlying Variable Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified Contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified Contracts in the future.

PERFORMANCE
  ------------------------------------------------------------------------------

From time to time we will advertise the performance of the Variable Portfolios. Any such performance results are based on historical earnings and are not intended to indicate future performance.

We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other Variable Portfolios advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the Variable Portfolios. These performance numbers do not indicate future results.

We may show performance of each Variable Portfolios in comparison to various appropriate indices and the performance of other similar variable annuity products with similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and the Variable Annuity Research Data Service ("VARDS").

Please see the Statement of Additional Information, available upon request, for more information regarding the methods used to calculate performance data.


OTHER INFORMATION
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First SunAmerica

First SunAmerica is a stock life insurance company organized under the laws of the state of New York on December 5, 1978.

First SunAmerica and its affiliates, SunAmerica Life Insurance Company, AIG SunAmerica Life Assurance Company, AIG SAAMCo and the AIG Advisors Group, Inc. (comprising six wholly owned broker-dealers and two investment advisors), specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds and broker-dealer services.

The Separate Account

First SunAmerica originally established a separate account, FS Variable Annuity Account Five (the "Separate Account"), under New York law on August 1, 1997. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

First SunAmerica owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by First SunAmerica. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of First SunAmerica. Assets in the Separate Account are not guaranteed by the Company.

The General Account

Money allocated to the fixed account options goes into First SunAmerica's general account. The general account consists of all of First SunAmerica's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any First SunAmerica contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

Payments in Connection with Distribution of the Contract

  Payments to Broker-Dealers

Registered representatives of broker-dealers sell the contract. We pay commissions to the broker-dealers for the sale of your contract ("Contract Commissions"). There are different structures by which a broker-dealer can choose to have their Contract Commissions paid. For example, as one option, we may pay upfront Contract Commission, only, that may be up to a maximum 8% of each Purchase Payment you invest (which may include promotional amounts). Another option may be a lower upfront Contract Commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value, annually. We pay Contract Commissions directly to the broker-dealer with whom your registered representative is affiliated. Registered representatives may receive a portion of these amounts we pay in accordance with any agreement in place between the registered representative and his/her broker-dealer firm.

We (or our affiliates) may pay broker-dealers or permitted third parties cash or non-cash compensation, including reimbursement of expenses incurred in connection with the sale of these contracts. These payments may be intended to reimburse for specific expenses incurred or may be based on sales, certain assets under management or longevity of assets invested with us. For example, we may pay additional amounts in connection with contracts that remain invested with us for a particular period of time. We enter into such arrangements in our discretion and we may negotiate customized arrangements with firms, including affiliated and non-affiliated broker-dealers based on various factors. Promotional incentives may change at any time.


We do not deduct these amounts directly from your Purchase Payments. We anticipate recovering these amounts from the fees and charges collected under the contract. Certain broker-dealer firms may require that the Company make additional monetary payments to them in order to distribute our variable annuity contracts in their firm. Such compensation arrangements may increase our cost of doing business in that firm and may result in higher contractual fees and charges if you purchase your contact through that firm. The prospectus used for sales in that broker-dealer will reflect actual fees and charges for contracts purchased by clients of that broker-dealer.



You should discuss with your broker-dealer and/or registered representative any potential conflicts of interest that may arise as a result of the way they are compensated for selling the contract.



AIG SunAmerica Capital Services, Inc., Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. AIG SunAmerica Capital Services, an affiliate of the Company, is a registered broker-dealer under the Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. No underwriting fees are paid in connection with the distribution of the contracts.


  Payments We Receive

In addition to amounts received pursuant to established 12b-1 Plans, we may receive compensation of up to 0.60% from the investment advisers, subadvisers or their affiliates of certain of the underlying Trusts and/or portfolios for services related to the availability of the underlying portfolios in the contract. Furthermore, certain advisers and/or subadvisers may offset the costs we incur for training to support sales of the underlying funds in the contract.

Administration

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at 1-800-99NY-SUN, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. we investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

Legal Proceedings


First SunAmerica engages in various kinds of routine litigation. In management's opinion, these matters are not of material importance to the Company's total assets nor are they material with respect to the Separate Account, with the exception of the discussion below.



On November 23, 2004, American International Group, Inc. (AIG), the parent company and affiliated person of First SunAmerica Life Insurance Company ("Depositor") and AIG SunAmerica Capital Services, Inc. ("Distributor"), consented to the settlement of an injunctive action instituted by the SEC. In its complaint, the Securities and Exchange Commission (SEC) alleged that AIG violated Section 10(b) of the Securities Exchange Act of 1934, as amended (Exchange Act) and Rule 10b-5 promulgated thereunder and Section 17(a) of the Securities Act of 1933 (Securities Act) and aided and abetted violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Rules 12b-20, 13a-1, and 13a-13 promulgated thereunder, in connection with certain structured transactions between subsidiaries of The PNC Financial Services Group, Inc. and certain subsidiaries of AIG, and similar transactions marketed by certain subsidiaries of AIG to other publicly traded companies. The conduct described in the complaint did not involve any conduct of AIG or its affiliates related to their investment advisory, depository or distribution activities. Pursuant to a final judgment entered on December 7, 2004, AIG, without admitting or denying the allegations in the complaint (except as to jurisdiction), was ordered to pay approximately $46 million in disgorgement, penalties and prejudgment interest.



In addition, the final judgment enjoins AIG from future violation of the above-referenced provisions of the federal securities laws. Absent exemptive relief granted by the SEC, the entry of the injunction would prohibit AIG and, its affiliated persons, from, among other things, serving as an investment advisor or depositor of any registered investment management company or principal underwriter for any registered open-end investment company pursuant to Section 9(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Certain affiliated persons of AIG, including the Depositor and Distributor, received a temporary exemptive order from the SEC pursuant to
Section 9(c) of the 1940 Act on December 8, 2004 with respect to the entry of the injunction, granting exemptive relief from the provisions of Section 9(a) of the 1940 Act. The temporary order permits AIG and its affiliated persons to serve as investment adviser, subadviser, depositor, principal underwriter or sponsor of the separate accounts through which your variable annuity is funded ("Separate Accounts"). The Depositor and Distributor expect that a permanent exemptive order will be granted, although there is no assurance the SEC will issue the permanent order.



Additionally, AIG and AIG Financial Products Corp. (AIG-FP), a subsidiary of AIG, reached a similar settlement with the Fraud Section of the United States Department of Justice (DOJ). The settlement with the DOJ consists of an agreement with respect to AIG and AIG-FP and a complaint and deferred prosecution agreement with AIG-FP PAGIC Equity Holding Corp. (a special purpose entity) that will foreclose future prosecutions, provided that the companies comply with the agreements. As part of the settlement, AIG-FP will pay a penalty of $80 million to the DOJ.



The Depositor believes that the disgorgement and penalties are not likely to have a material adverse effect on the Separate Accounts. Nor does the Distributor believe that the disgorgement and penalties will materially affect its ability to perform distribution services relating to the Separate Accounts.

Ownership

The Seasons Triple Elite Variable Annuity is a Flexible Payment Group Deferred Annuity contract. We issue a group contract to a contract holder for the benefit of the participants in the group. As a participant in the group, you will receive a certificate which evidences your ownership. As used in this prospectus, the term contract refers to your certificate. In some states, a Flexible Payment Individual Modified Guaranteed and Variable Deferred Annuity contract is available instead. Such a contract is identical to the contract described in this prospectus, with the exception that we issue it directly to the owner.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION


Additional information concerning the operations of the separate account is contained in a Statement of Additional Information ("SAI"), which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 99NY-SUN. The contents of the SAI are listed below.



 Separate Account..........................................................  3

 General Account...........................................................  3

 Performance Data..........................................................  4

 Income Payments...........................................................  6

 Annuity Unit Values.......................................................  6

 Taxes.....................................................................  8

 Distribution of Contracts................................................. 15

 Financial Statements...................................................... 15

Appendix A - Death Benefits Following Spousal Continuation
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The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of a Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date plus any Purchase Payments recorded after the Continuation Date; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the Continuation Date, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal. For the purposes of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equal the contract value on the Continuation Date, including the Continuation Contribution. All other capitalized terms have the meanings defined in the glossary and/or prospectus.

Standard Death Benefit Payable Upon Continuing Spouse's Death

If the Standard Death Benefit was selected by the original owner, the death benefit is as follows upon the Continuing Spouse's death:

   A. If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit is the greater of:

      1. Contract value; or

      2. Contract value on the Continuation Date; plus any Continuation Net Purchase Payments received prior to the Continuing Spouse's 86th birthday.

   B. If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit is the greater of:

      1. Contract value; or

      2. The lesser of:

          a. Contract value on the Continuation Date; plus any Continuation Net Purchase Payments received prior to the Continuing Spouse's 86th birthday; or

          b. 125% of contract value.

If the Continuing Spouse is age 86 or older on the Continuation Date, the Standard Death Benefit is the contract value.


Maximum Anniversary Value Death Benefit Payable Upon Continuing Spouse's Death


If Seasons Estate Advantage was selected by the original owner, the death benefit is as follows upon a Continuing Spouses's death;

   A. If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit is the greatest of:

      a. Contract value; or

      b. Contract value on the Continuation Date; plus any Continuation Net Purchase Payments received prior to the Continuing Spouse's 86th birthday; or

      c. Maximum anniversary value on any contract anniversary occurring after the Continuation Date but prior to the Continuing Spouse's 83rd birthday; plus any Purchase Payments received after that anniversary but received prior to the Continuing Spouse's 86th birthday; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the anniversary in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

   B. If the Continuing Spouse is age 83-85 on the Continuation Date the death benefit is the Standard Death Benefit, which is equal to, the greater of:

      1. Contract value; or

      2. The lesser of:

          a. Contract value on the Continuation Date, plus any Continuation Net Purchase Payments received prior to the Continuing Spouse's 86th birthday; or

          b. 125% of contract value.


The fee for the Maximum Anniversary Value option will no longer be deducted if the Continuing Spouse is age 83 or older on the Continuation Date. If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is the contract value. If the Continuing Spouse is age 90 or older at the time of death, the death benefit is also the contract value. Therefore, if the Continuing Spouse is age 83 or older on the Continuation Date or age 90 or older at the time of death, the Continuing Spouse's beneficiary will not receive any benefit from the Maximum Anniversary Value option.



We reserve the right to modify, suspend or terminate the spousal continuation provision (in its entirety or any component) at any time on prospectively issued contracts.

Appendix B - Seasons Income Rewards Examples
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The following examples demonstrate the operation of the Seasons Income Rewards feature:

   Example 1:

   Assume you elect Seasons Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. If you make no additional Purchase Payments and no withdrawals, your WBB is $100,000 on the Benefit Availability Date.

   Your SBB equals WBB plus the Step-Up Amount ($100,000 + (20% X $100,000) = $120,000). Your MAWA as of the Benefit Availability Date is 10% of your WBB ($100,000 X 10% = $10,000). The MWP is equal to the SBB divided by the MAWA which is 12 years ($120,000/$10,000). Therefore, you may take $120,000 in withdrawals of up to $10,000 annually over a minimum of 12 years on or after the Benefit Availability Date.

Example                 2 - Impact of Withdrawals prior to the Benefit
                        Availability Date:

   Assume you elect Seasons Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $11,000 prior to the Benefit Availability Date. Prior to the withdrawal, your contract value is $110,000. You make no other withdrawals before the Benefit Availability Date. Immediately following the withdrawal, your WBB is recalculated by first determining the proportion by which your contract value was reduced by the withdrawal ($11,000/$110,000 = 10%). Next, we reduce your WBB by the percentage by which the contract value was reduced by the withdrawal $100,000 ((10% X 100,000) = $90,000). Since the Step-Up Amount is zero because a withdrawal was made prior to the Benefit Availability Date, your SBB on the Benefit Availability Date equals your WBB. Therefore, the SBB also equals $90,000. Your MAWA is 10% of the WBB on the Benefit Availability Date ($90,000). This equals $9,000. Therefore, you may take withdrawals of up to $9,000 annually over a minimum of 10 years ($90,000/$9,000 = 10).

Example 3 - Impact of Withdrawals less than or equal to MAWA after the Benefit Availability Date:

   Assume you elect Seasons Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $7,500 during the first year after the Benefit Availability Date. Because the withdrawal is less than or equal to your MAWA ($10,000), your SBB ($120,000) is reduced by the total dollar amount of the withdrawal ($7,500). Your new SBB equals $112,500. Your MAWA remains $10,000. Your new MWP following the withdrawal is equal to the new SBB divided by your current MAWA, ($112,500/$10,000). Therefore, you may take withdrawals of up to $10,000 over a minimum of 11 years and 3 months.

Example 4 - Impact of Withdrawals in excess of MAWA after the Benefit Availability Date:

   Assume you elect Seasons Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. Your WBB is $100,000 and your SBB is $120,000. You make a withdrawal of $15,000 during the first year after the Benefit Availability Date. Your contract value is $125,000 at the time of the withdrawal. Because the withdrawal is greater than your MAWA ($10,000), we recalculate your SBB ($120,000) by taking the lesser of two calculations. For the first calculation, we deduct the amount of the withdrawal from the SBB ($120,000 -- $15,000 = $105,000). For the second calculation, we deduct the amount of the MAWA from the SBB ($120,000 -- $10,000 = $110,000). Next, we calculate the excess portion of the withdrawal ($5,000) and determine the proportion by which the contract value was reduced by the excess portion of the withdrawal. ($5,000/$125,000 = 4%). Finally we reduce $110,000 by that proportion (4%) which equals $105,600. Your SBB is the lesser of these two calculations or $105,000. The MWP following the withdrawal is equal to the MWP at the end of the prior year (12 years) reduced by one year (11 years). Your MAWA is your SBB divided by your MWP ($105,000/11) which equals $9,545.45.

 Please forward a copy (without charge) to the Seasons Triple Elite Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)

      --------------------------------------------------------------------
        Name

      --------------------------------------------------------------------
        Address

      --------------------------------------------------------------------
        City/State/Zip

      --------------------------------------------------------------------

                                 Date: Signed:


 Return to: First SunAmerica Life Insurance Company, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299

================================================================================
                       STATEMENT OF ADDITIONAL INFORMATION
================================================================================

             FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS ISSUED BY

                        FS VARIABLE ANNUITY ACCOUNT FIVE

                     (Seasons Triple Elite Variable Annuity)

               DEPOSITOR: FIRST SUNAMERICA LIFE INSURANCE COMPANY


This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated December 20, 2004, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 99NY-SUN or writing us at:


    First SunAmerica Life Insurance Company
    Annuity Service Center
    P.O. Box 54299
    Los Angeles, California 90054-0299


THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS DECEMBER 20, 2004

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                                TABLE OF CONTENTS
================================================================================

Separate Account .....................................................    3

General Account ......................................................    3

Performance Data .....................................................    4

Income Payments ......................................................    6

Annuity Unit Values ..................................................    6

Taxes ................................................................    8

Distribution of Contracts ............................................   15

Financial Statements .................................................   15

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                                SEPARATE ACCOUNT
================================================================================

FS Variable Annuity Account Five was originally established by First SunAmerica Life Insurance Company (the "Company") on August 1, 1997 pursuant to the provisions of New York law, as a segregated asset account of the Company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct.

Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into Select Portfolios, Focused Portfolios and Strategies, with the assets of each Select Portfolio, Focused Portfolio and Strategy invested in the shares of one or more underlying investment portfolios. The Company does not guarantee the investment performance of the separate account, its Select Portfolios, Focused Portfolios and Strategies or the underlying investment portfolios. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying investment portfolios, and are also reduced by insurance charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their Select Portfolios, Focused Portfolios and Strategies to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).

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                                 GENERAL ACCOUNT
================================================================================

The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to available fixed account options in connection with the general account, as elected by the owner purchasing a contract. Assets supporting amounts allocated to a fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

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                                PERFORMANCE DATA
================================================================================

From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of Seasons Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

The Separate Account may advertise "total return" data for its Select Portfolios, Focused Portfolios and Strategies. Total return figures are based on historical data and are not intended to indicate future performance. The "total return" for a Select Portfolio, Focused Portfolio or Strategy is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract funded by that Select Portfolio, Focused Portfolio or Strategy made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.) The effect of applicable Withdrawal Charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.

Cash Management Portfolio

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

    Base Period Return = (EV - SV - CMF)/(SV)

    where:

    SV  = value of one Accumulation Unit at the start of a 7 day period

    EV  = value of one Accumulation Unit at the end of the 7 day period

    CMF = an allocated portion of the $30 annual Contract Maintenance Fee, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Select Portfolios, Focused Portfolios and/or Strategies and the general account so that each Select Portfolio's, Focused Portfolio's and/or Strategy's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Select Portfolio, Focused Portfolio and/or Strategy. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 365/7 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

    Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

    Effective Yield = [(Base Period Return + 1)365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments. But also on factors such as an owner's account size (since the impact of fixed dollar charges will be greater for small accounts than for larger accounts.)

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

Other Portfolios

The Portfolios of the separate account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return
(T) is computed so that it satisfies the formula:

    P (1+T) n = ERV

    where:

    P = a hypothetical initial payment of $1,000

    T = average annual total return

    n = number of years

    ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year period as of the end of the period (or fractional portion thereof)

Standardized performance for the Portfolios and Strategies available in this contract reflect total returns using the three year surrender charge schedule. We may, from time to time, advertise other variations of performance along with the standardized performance as described above.

The total return figures reflect the effect of both non-recurring and recurring charges. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance.

These rates of return do not reflect election of the optional features. As a fee is charged for these features, the rates of return would be lower if these features, were included in the calculations. Total return figures are based on historical data and are not intended to indicate future performance.

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                                 INCOME PAYMENTS
================================================================================

Initial Annuity Payment

The initial annuity payment is determined by taking the contract value, less any premium tax, less any Market Value Adjustment that may apply in the case of a premature annuitization of CERTAIN guarantee amounts, and then applying it to the annuity table specified in the contract. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

Subsequent Monthly Payments

For a fixed annuity, the amount of the second and each subsequent monthly annuity payment is the same as that determined above for the first monthly payment.

The amount of the second and each subsequent monthly variable annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity payment is due.

================================================================================
                               ANNUITY UNIT VALUES
================================================================================

The value of an Annuity Unit is determined independently for each Select Portfolio, Focused Portfolio and Strategy. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Select Portfolio, Focused Portfolio or Strategy exceeds 3.5%, variable annuity payments derived from allocations to that Select Portfolio, Focused Portfolio or Strategy will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Select Portfolios, Focused Portfolios and/or Strategies elected, and the amount of each annuity payment will vary accordingly. For each Select Portfolio, Focused Portfolio and/or Strategy, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

Net Investment Factor

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of Select Portfolio, Focused Portfolio or Strategy from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any Select Portfolio, Focused Portfolio or Strategy for a certain month is determined by dividing (a) by (b) where:

(a) is the Accumulation Unit value of the Select Portfolio, Focused Portfolio or Strategy determined as of the end of that month, and
(b) is the Accumulation Unit value of the Select Portfolio, Focused Portfolio or Strategy determined as of the end of the preceding month.

The NIF for a Select Portfolio, Focused Portfolio or Strategy for a given month is a measure of the net investment performance of the Select Portfolio, Focused Portfolio or Strategy from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the Select Portfolio, Focused Portfolio or Strategy invests; it is also reduced by separate account asset charges.

Illustrative Example

Assume that one share of a given Select Portfolio, Focused Portfolio or Strategy had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                       NIF = ($11.46/$11.44) = 1.00174825

The change in Annuity Unit value for a Select Portfolio, Focused Portfolio or Strategy from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Select Portfolio, Focused Portfolio or Strategy for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a Select Portfolio, Focused Portfolio or Strategy (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                        1/[(1.035)/\(1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the Select Portfolio, Focused Portfolio or Strategy was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                $10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The NIF measures the performance of the funds that are the basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF)/(1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is greater than one and payments are increased. If the NIF is less than the AIR, then this proportion is less than one and payments are decreased.

Variable Annuity Payments

Illustrative Example

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Select Portfolio, Focused Portfolio or Strategy. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's Account Value is equal to 7543.2456 x $15.432655 = $116,412.31).
Assume also that the Annuity

Unit value for the Select Portfolio, Focused Portfolio or Strategy on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

P's first variable annuity payment is determined from annuity rate tables, using the information assumed above. From the tables, which supply monthly annuity payments for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the monthly installment of $4.79 (Option 4 tables, male Annuitant age 60 at the Annuity Date annuitizing in 2010) by the result of dividing P's account value by $1,000:

             First Payment = $4.79 x ($116,412.31/$1,000) = $557.61

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $557.61/$13.256932 = 42.062143

P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

                Second Payment = 42.062143 x $13.327695 = $560.59

The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.

Note that the amount of the first variable annuity payment depends on the contract value in the relevant Select Portfolio, Focused Portfolio or Strategy on the Annuity Date and thus reflects the investment performance of the Select Portfolio, Focused Portfolio or Strategy net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Select Portfolio, Focused Portfolio or Strategy). The net investment performance of the Select Portfolio, Focused Portfolio or Strategy during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.

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                                      TAXES
--------------------------------------------------------------------------------

General

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For contracts issued in connection with Nonqualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

Withholding Tax on Distributions

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including rollovers from IRAs can be waived.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401(a) or 403(a) or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Nonqualified variable annuity contracts. These requirements generally do not apply to Qualified Contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

Non-Natural Owners

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Multiple Contracts

The Code provides that multiple Nonqualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Nonqualified annuity contract from the same issuer in any calendar year.

Tax Treatment of Assignments of Qualified Contracts

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan or pursuant to a qualified domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (or, in the case of an IRA, pursuant to a domestic relations order.)

Tax Treatment of Gifting, Assigning, or Transferring Ownership of a Nonqualified Contract

If you transfer ownership of your Nonqualified Contract to a person other than your spouse (or former spouse if incident to divorce) you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Nonqualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Trustee to Trustee Transfers of Qualified Contracts

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one Qualified contract to another Qualified contract of the same plan type or to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. Although Notice 2003-51 and the IRS's acquiescence in the Tax Court decision indicate that the IRS will respect partial exchanges of annuity contracts under certain circumstances, uncertainty remains, and owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

Qualified Plans

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to limitations under the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.

One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2004 is $13,000. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with the employer, and by an additional $3,000 in 2004 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2004 may not exceed the lessor of $41,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2004 is the lessor of $3,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $500 in 2004. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) Roth IRAs

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2004 is the lessor of $3,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $500 in 2004. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, income limits for Roth IRAs are limitations on who can establish such a contract. Generally, you can contribute to a Roth IRA if you have taxable compensation and your modified adjusted gross income is less than: $160,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $110,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. Certain persons may be eligible to convert a traditional IRA into a Roth IRA.

Conversion into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Sections 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, public employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

Economic Growth and Tax Relief Reconciliation Act of 2001

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expands the range of eligible tax-free rollover distributions that may be made among qualified contracts. The changes made to the IRC by EGTRRA are scheduled to expire on December 31, 2010. Congress may, however, decide to promulgate legislation making the changes permanent or delaying their expiration.

Additional Provisions

We will require proof of age and sex of the Annuitant before making any life annuity payment provided for by the contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age and sex. If annuity payments have begun, any underpayment that may have been made will be paid in full with the next annuity payment, including interest at the minimum annual rate of 3%. Any overpayments, including interest at the minimum annual rate of 3%, unless repaid to us in one sum, will be deducted from future annuity payments until we are repaid in full.

If a contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

We will give the payee under an annuity payment option a settlement contract for the payment option.

You may assign the contract prior to the Annuity Date. You must send a dated and signed written request to our Administrative Office accompanied by a duly executed copy of any assignment. We are not responsible for the validity of any assignment.

================================================================================
                            DISTRIBUTION OF CONTRACTS
================================================================================

The contracts are offered through AIG SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4992. AIG SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and AIG SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of AIG Retirement Services, Inc. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

================================================================================
                              FINANCIAL STATEMENTS
================================================================================


The financial statements of First SunAmerica Life Insurance Company at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are incorporated by reference to Post-Effective Amendments 21 and 23 to File Numbers 033-85014 and 811-08810, filed on April 21, 2004, accession number 000050148-04-000768. The financial statements of FS Variable Annuity Account Five (the "Separate Account") are not included in this prospectus, as sales have not yet begun. The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent registered public accounting firm for the Separate Account and the Company. The financial statements referred to above have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                           PART C -- OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

     The following financial statements are included in Part B of the Registration Statement:


The financial statements of First SunAmerica Life Insurance Company at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 are incorporated by reference to Post-Effective Amendments 21 and 23 to File Number 033-85014 and 811-08810, filed on April 21, 2004, accession number 0000950148-04-000768. Financial statements of FS Variable Annuity Account Five are not included in this prospectus, as sales have not yet begun at the time of printing.


(b) Exhibits


(1)  Resolutions Establishing Separate Account .....................................  ***
(2)  Custody Agreements ............................................................  Not Applicable
(3)  (a) Form of Distribution Contract .............................................  Filed Herewith
     (b) Form of Selling Agreement .................................................  Filed Herewith
(4)  (a) Variable Annuity Contract .................................................  Filed Herewith
     (b) Death Benefit Endorsements ................................................  Filed Herewith
     (c) Guaranteed Minimum Account Value Endorsements .............................  Filed Herewith
     (d) Guaranteed Minimum Withdrawel Benefit Endorsement .........................  Filed Herewith
(5)  (a) Application for Contract ..................................................  Filed Herewith
(6)  Depositor -- Corporate Documents
     (a) Certificate of Corporation ................................................  **
     (b) By-Laws ...................................................................  **
(7)  Reinsurance Contract ..........................................................  Not Applicable
(8)  Form of Fund Participation Agreements
     (c) Seasons Series Trust Form of Fund Participation Agreement .................  Filed Herewith
(9)  Opinion of Counsel ............................................................  Filed Herewith
     Consent of Counsel ............................................................  Not Applicable
(10) Consent of Independent Registered Public Accounting Firm ......................  Filed Herewith
(11) Financial Statements Omitted from Item 23 .....................................  Not Applicable
(12) Initial Capitalization Agreement ..............................................  Not Applicable
(13) Performance Computations ......................................................  Not Applicable
(14) Diagram and Listing of All Persons Directly or Indirectly Controlled
     By or Under Common Control with First SunAmerica, the Depositor of Registrant..  Filed Herewith
(15) Power of Attorney .............................................................  ****


----------

** Incorporated by reference to Post-Effective Amendments 5 and 7 to File Nos. 033-85014 and 811-08810, filed January 30, 1998, accession number 0000950148-98-000132.
*** Incorporated by reference to initial Form N-4 File Nos. 333-116026 and 811-08369, filed May 28, 2004, accession number 0001193125-04-096250.
**** Incorporated by reference to initial Form N-4 File Nos. 333-118218 and
     811-08369, filed August 13, 2004, accession number 0001193125-04-140414.

Item 25. Directors and Officers of the Depositor

The officers and directors of First SunAmerica Life Insurance Company (First SunAmerica) are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

NAME                         POSITION
--------------------------------------------------------------------------------------------
Jay S. Wintrob               Chief Executive Officer, President & Director
James R. Belardi             Director and Senior Vice President
Marc H. Gamsin               Director and Senior Vice President
N. Scott Gillis***           Director, Senior Vice President and Principal Financial Officer
Jana W. Greer***             Director and Senior Vice President
Edwin R. Raquel***           Senior Vice President and Chief Actuary
Gregory M. Outcalt           Senior Vice President
Stewart R. Polakov***        Senior Vice President and Controller
Christine A. Nixon           Director, Senior Vice President and Secretary
Edward T. Texeria***         Vice President
Virginia N. Puzon            Assistant Secretary
Bruce R. Abrams**            Director, Senior Vice President
M. Bernard Aidinoff*         Director
Marion E. Fagen*             Director
Patrick J. Foley*            Director
Cecil C. Gamwell III*        Director
Jack R. Harnes*              Director
John I. Howell*              Director
Ernest T. Patrikis*          Director
David L. Herzog*             Director
Michael J. Akers**           Senior Vice President
Kurt W. Bernlohr**           Vice President
Michelle H. Powers**         Vice President

*   Principal business address 70 Pine Street, New York, NY 10270
**  Principalbusiness address is 2727 Allen Parkway, Houston, TX 77019
*** Principal business address is 21650 Oxnard Street, Woodland Hills, CA 91367


Item 26. Persons Controlled By or Under Common Control With Depositor or Registrant

The Registrant is a separate account of First SunAmerica (Depositor). Depositor is a subsidiary of American International Group, Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 filed herewith. An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, Accession Number 0000950123-04-003302 filed March 15, 2004


Item 27. Number of Contract Owners

SALE OF THIS CONTRACT HAS NOT YET BEGUN.


Item 28. Indemnification

Section 719 of the Business Corporation Law of the State of New York permits the indemnification of directors, officers, employees and agents of New York corporations. Section 10 of the Company's By-Laws ("By-Laws") authorize the indemnification of directors and officers to the full extent required or permitted by the Laws of the State of New York, now or hereafter in force, whether such persons are serving the Company, or, at its request, any other entity, which indemnification shall include the advance of expenses under the procedures and to the full extent permitted by law. In addition, the Company's officers and directors are covered by certain directors' and officers' liability insurance policies maintained by the Company's parent.

Additionally, pursuant to the Distribution Agreement filed as Exhibit 3(a) to this Registration Statement, Depositor has agreed to indemnify and hold harmless AIG SunAmerica Capital Services, Inc. ("Distributor") for damages and expenses arising out of (1) any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Depositor in conjunction with the offer and sale of the contracts, or (2) Depositor's failure to comply with applicable law or other material breach of the Distribution Agreement. Likewise, the Distributor has agreed to indemnify and hold harmless Depositor and its affiliates, including its officers, directors and the separate account, for damages and expenses arising out of any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Distributor in conjunction with the offer and sale of the contracts, or Distributor's failure to comply with applicable law or other material breach of the Distribution Agreement.

Pursuant to the Selling Agreement, a form of which is filed as Exhibit 3(b) to this Registration Statement, Depositor and Distributor are generally indemnified by selling broker/dealers firms from wrongful conduct or omissions in conjunction with the sale of the contracts.


Item 29 Principal Underwriter

(a) AIG SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:


        AIG SunAmerica Life Assurance Company - Variable Separate Account
        AIG SunAmerica Life Assurance Company - Variable Annuity Account One AIG SunAmerica Life Assurance Company - Variable Annuity Account Two AIG SunAmerica Life Assurance Company - Variable Annuity Account Four AIG SunAmerica Life Assurance Company - Variable Annuity Account Five AIG SunAmerica Life Assurance Company - Variable Annuity Account Seven AIG SunAmerica Life Assurance Company - Variable Annuity Account Nine First SunAmerica Life Insurance Company - FS Variable Separate Account First SunAmerica Life Insurance Company - FS Variable Annuity Account One
        First SunAmerica Life Insurance Company - FS Variable Annuity Account
        Two
        First SunAmerica Life Insurance Company - FS Variable Annuity Account
        Five
        First SunAmerica Life Insurance Company - FS Variable Annuity Account
        Nine
        Presidential Life Insurance Company - Variable Account One
        Anchor Series Trust
        Seasons Series Trust
        SunAmerica Series Trust
        SunAmerica Income Funds issued by AIG SunAmerica Asset Management Corp. (AIG SAAMCo)
        SunAmerica Style Select Series, Inc. issued by AIG SAAMCo
        SunAmerica Equity Funds issued by AIG SAAMCo
        SunAmerica Income Funds issued by AIG SAAMCo
        SunAmerica Money Market Funds, Inc. issued by AIG SAAMCo
        SunAmerica Strategic Investment Series, Inc. issued by AIG SAAMCo SunAmerica Senior Floating Rate Fund, issued by AIG SAAMCo
        VALIC Company I and
        VALIC Company II


(b) Directors, Officers and principal place of business:

        Officer/Directors*          Position
        ----------------------------------------------------------------------------------------
        Peter A. Harbeck            Director
        J. Steven Neamtz            Director, President & Chief Executive Officer
        Robert M. Zakem             Director, Executive Vice President & Assistant Secretary
        Debbie Potash-Turner        Senior Vice President, Chief Financial Officer & Controller
        James Nichols               Vice President
        Christine A. Nixon**        Secretary
        Virginia N. Puzon**         Assistant Secretary

* Unless otherwise indicated, the principal business address of AIG SunAmerica Capital Services, Inc. and the officers/directors is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

** Principal business address is 1 SunAmerica Center, Los Angeles, California 90067.

(c) AIG SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.


Item 30. Location of Accounts and Records

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and its rules are maintained by Depositor at its Annuity Service Center located at 21650 Oxnard Ave., Woodland Hills, California 91367.

First SunAmerica, the Depositor for the Registrant, is located at 733 Third Avenue, New York, New York 10017. First SunAmerica maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.


Item 31. Management Services

Not Applicable.


Item 32. Undertakings

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Registrant hereby represents that it is relying upon a No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88). The Registrant has complied with conditions one through four on the No-Action Letter.

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Depositor represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment No.1 to this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 9th day of December 2004.


                                   FS VARIABLE ANNUITY ACCOUNT FIVE
                                   (Registrant)


                                   By: FIRST SUNAMERICA LIFE INSURANCE COMPANY


                                   By:             /s/ JAY S. WINTROB
                                        ----------------------------------------
                                        Jay S. Wintrob, Chief Executive Officer

                                   FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                   (Depositor)


                                   By:             /s/ JAY S. WINTROB
                                        ----------------------------------------
                                        Jay S. Wintrob, Chief Executive Officer


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        SIGNATURE                                         TITLE                           DATE
        ---------                                         -----                           ----
      JAY S. WINTROB*                      Chief Executive Officer, President       December 9, 2004
------------------------------                        & Director
Jay S. Wintrob                               (Principal Executive Officer)


      BRUCE R. ABRAMS*                                Director                      December 9, 2004
------------------------------
Bruce R. Abrams


      M. BERNARD AIDINOFF*                            Director                      December 9, 2004
------------------------------
M. Bernard Aidinoff

        JAMES R. BELARDI*                               Director                       December 9, 2004
------------------------------
James R. Belardi


        MARION E. FAJEN*                                Director                       December 9, 2004
------------------------------
Marion E. Fajen


       PATRICK J. FOLEY*                                Director                       December 9, 2004
------------------------------
Patrick J. Foley


        MARC H. GAMSIN*                                 Director                       December 9, 2004
------------------------------
Marc H. Gamsin


      CECIL C. GAMWELL III*                             Director                       December 9, 2004
------------------------------
Cecil C. Gamwell III


         N. SCOTT GILLIS*                         Senior Vice President                December 9, 2004
-------------------------------                       & Director
N. Scott Gillis                               (Principal Financial Officer)


         JANA W. GREER*                                 Director                       December 9, 2004
------------------------------
Jana W. Greer


         JACK R. HARNES*                                Director                       December 9, 2004
------------------------------
Jack R. Harnes


        DAVID L. HERZOG*                                Director                       December 9, 2004
------------------------------
David L. Herzog


         JOHN I. HOWELL*                                Director                       December 9, 2004
------------------------------
John I. Howell


      CHRISTINE A. NIXON*                               Director                       December 9, 2004
------------------------------
Christine A. Nixon


       ERNEST T. PATRIKIS*                              Director                       December 9, 2004
------------------------------
Ernest T. Patrikis

       STEWART R. POLAKOV*                    Senior Vice President & Controller       December 9, 2004
-------------------------------                 (Principal Accounting Officer)
Stewart R. Polakov

   /s/ MALLARY L. REZNIK                                                               December 9, 2004
-------------------------------
Mallary L. Reznik*
Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION
----------       -----------


3(a)             Distribution Agreement

 (b)             Selling Agreement


4(a)             Variable Annuity Contract

 (b)             Death Benefit Endorsement


 (c)             Guaranteed Minimum Account Value Endorsement



 (d)             Guaranteed Minimum Withdrawal Benefit Endorsement


5(a)             Application for Contract


8                Form of Seasons Series Trust Fund Participation Agreement


9                Opinion of Counsel

10               Consent of Independent Registered Public Accounting Form

(14) Diagram and Listing of All Person Directly or Indirectly Controlled by or Under Common Owner Control with First SunAmerica Life Assurance Company, the Depositor of Registrant